11/19

07028138

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Fullcast Co, Ltd

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
NOV 23 2007
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 34859

FISCAL YEAR 9-30-07

* *Complete for initial submissions only* ** *Please note name and address changes*

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AR/S (ANNUAL REPORT) ☑

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OICF/BY: dev

DAT : 11/20/07

FULLCAST

AR/S
9-30-07

November 5, 2007

Brief Announcement of Consolidated Financial Results for the Fiscal Year Ended September 30, 2007

Company name:	Fullcast Co., Ltd.
Stock code:	4848
Stock Exchange listing:	First Section of the Tokyo Stock Exchange
Address:	Tokyo
URL:	http://www.fullcast.co.jp
Representative Director and President:	Hiroyuki Urushizaki
Contact:	Yasushi Kamiguchi, CAO
Telephone:	+81-3-3780-9507
Date of Annual General Meeting of Shareholders (planned):	December 21, 2007
Date of start of dividend payments (planned):	December 25, 2007
Date of submission of annual securities report (planned):	December 25, 2007

1. Consolidated Financial Results for the Fiscal Year Ended September 30, 2007 (October 1, 2006 – September 30, 2007)

(Figures are rounded to the nearest one million yen.)
(Figures in percentages denote the year-on-year change)

(1) Consolidated business results

	Net sales		Operating income		Ordinary income		Net income	
	Million yen	%	Million yen	%	Million yen	%	Million yen	%
Fiscal year ended September 2007	108,301	20.1	2,081	-55.9	1,811	-60.2	-674	—
Fiscal year ended September 2006	90,163	34.1	4,715	3.4	4,550	-1.3	2,942	56.1

	Net income per share	Diluted net income per share	ROE	Ratio of ordinary income to total capital	Ratio of operating income to sales
	Yen	Yen	%	%	%
Fiscal year ended September 2007	-2,536.40	—	-5.5	4.6	1.9
Fiscal year ended September 2006	10,757.95	10,736.22	21.9	15.2	5.2

Notes: *Investment profit and loss on equity method (million yen)*
Fiscal year ended September 2007: -39 Fiscal year ended September 2006: 36

(2) Consolidated financial condition

	Total assets	Net assets	Shareholders' equity ratio	Shareholders' equity per share
	Million yen	Million yen	%	Yen
Fiscal year ended September 2007	41,624	13,642	24.7	38,839.30
Fiscal year ended September 2006	37,180	17,278	38.9	52,835.11

Reference: Shareholders' equity (million yen)
Fiscal year ended September 2007: 10,287 Fiscal year ended September 2006: 14,460

(3) Consolidated cash flows position

	Net cash provided by (used in)			Cash and cash equivalents at end of period
	Operating activities	Investing activities	Financing activities	
	Million yen	Million yen	Million yen	Million yen
Fiscal year ended September 2007	1,546	-1,718	1,009	12,764
Fiscal year ended September 2006	2,567	-3,548	6,719	11,906

2. Dividend Status

	Dividend per share (yen)			Total dividend (annual) (million yen)	Payout ratio (consolidated) (%)	Dividend on equity ratio (consolidated) (%)
(Base date)	First half	Second half	Annual			
Fiscal year ended September 2007	2,000	1,000	3,000	790	—	6.5
Fiscal year ended September 2006	1,500	1,500	3,000	821	27.9	6.1
Fiscal year ending September 2008 (forecast)	1,000	2,000	3,000		50.9	

3. Forecast for Consolidated Financial Results for the Year Ending September 30, 2008 (October 1, 2007 – September 30, 2008)

(Percentage figures for the full year denote the year-on-year increase or decrease. Percentage figures for the interim period denote the increase or decrease from the previous interim period.)

	Net sales		Operating income		Ordinary income		Net income		Net income per share
	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Yen
Interim	51,028	-8.2	998	-59.2	795	-66.4	518	-53.2	1,955.72
Full year	108,017	-0.3	3,426	64.7	3,000	65.6	1,560	—	5,889.82

4. Others

(1) Important changes of subsidiaries during the term (changes of specified subsidiaries that lead to a change in the scope of consolidation) Yes

Newly added: 1 (Net it works, Inc.)

(2) Adoption of simplified accounting policies No

(3) Number of shares issued (common stock)

1) Number of shares issued at the end of the term (including treasury stock) (shares)

Fiscal year ended September 2007: 275.964 Fiscal year ended September 2006: 275.964

2) Number of treasury stock at the end of the term (shares)

Fiscal year ended September 2007: 11,100 Fiscal year ended September 2006: 2.275

(Note) For the number of shares that is the basis for the calculation of consolidated net income per share, please see Page 56. "Per share information."

Reference: Non-consolidated Financial Results

1. Financial Results for the Fiscal Year Ended September 30, 2007 (October 1, 2006 – September 30, 2007)

(1) Business results

(Figures in percentages denote the year-on-year change)

	Net sales		Operating income		Ordinary income		Net income	
	Million yen	%	Million yen	%	Million yen	%	Million yen	%
Fiscal year ended September 2007	44.429	-1.4	208	-92.6	242	-91.5	-994	—
Fiscal year ended September 2006	45.064	26.6	2.827	6.3	2.859	3.5	1.610	7.6

	Net income per share	Diluted net income per share
	Yen	Yen
Fiscal year ended September 2007	-3.737.32	—
Fiscal year ended September 2006	5.887.84	5.875.95

(2) Financial condition

	Total assets	Net assets	Shareholders' equity ratio	Shareholders' equity per share
	Million yen	Million yen	%	Yen
Fiscal year ended September 2007	26.478	7.464	28.2	28.182.19
Fiscal year ended September 2006	26.423	11.937	45.2	43.613.66

Reference: Shareholders' equity (million yen)

Fiscal year ended September 2007: 7.464 Fiscal year ended September 2006: 11.937

2. Forecast for Non-consolidated Financial Results for the Year Ending September 30, 2008 (October 1, 2007 – September 30, 2008)

(Percentage figures for the full year denote the year-on-year increase or decrease. Percentage figures for the interim period denote the increase or decrease from the previous interim period.)

	Net sales		Operating income		Ordinary income		Net income		Net income per share
	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Yen
Interim	19.604	-20.9	3	-99.7	1,777	52.0	2.096	291.2	7.913.50
Full year	42.167	-5.1	1.007	384.2	2.691	—	2.568	-358.4	9695.54

Of all plans, forecasts, strategies and others, those which are not historical facts are future outlooks based upon certain conditions and our management's judgement based upon currently available data.

Therefore, we advise that you not rely solely on these outlooks in weighing our business results, corporate value and other factors. Please also be informed that actual financial results may vary widely from these outlooks due to various factors.

Important factors that may have an impact on actual financial results include: (1) The economic situation surrounding the company (index of mining and industrial output, inventory index, etc.) and changes in the employment situation;

(2) Fluctuations in interest rates, etc.; (3) Damage to cooperate infrastructure due to disasters, including earthquakes; and

(4) Changes in the relevant laws, including the Labor Standards Law and the Worker Dispatch Law, and in interpretations of thereof. However, the factors that may affect the financial results shall not be limited to these.

Furthermore, please bear in mind that notwithstanding new data, future events or any other results whatsoever, we will not always reexamine our outlooks.

(Note) For assumptions for results forecasts and other related matters, please see Page 11 of the Appendix.

Attached Material to Consolidated Financial Results for the Fiscal Year Ended September 30, 2007

Table of contents

FULLCAST

November 5, 2007

Company name: Fullcast Co., Ltd.
Representative name Hiroyuki Urushizaki,
Representative Director and President
(Stock code: 4848, First Section of the Tokyo Stock Exchange)
Contact: Yasushi Kamiguchi,
Managing Director and Chief Administrative Officer
Shingo Tsukahara,
Corporate Executive Officer,
General Manager of Group Management Planning Department
Telephone: +81-3-3780-9507

Consolidated Financial Results for the Fiscal Year Ended September 30, 2007

Fullcast Co., Ltd. is pleased to report its consolidated financial results for the fiscal year ended September 30, 2007 (from October 1, 2006 to September 30, 2007), finalized at a meeting of the Company's Board of Directors today.

1. Results of Operations

(1) Consolidated Operating Highlights

With respect to the consolidated results of operations in the fiscal year ended September 30, 2007, the Company recorded another increase in net sales, to 108,301 million yen (up 20.1% from the previous year). Operating income stood at 2,081 million yen (down 55.9% from the previous year), while ordinary income was 1,811 million yen (down 60.2% from the previous year). The posting of an extraordinary loss resulted in a net loss of 674 million yen (compared with net income of 2,942 million yen the previous year).

1) Consolidated operating results

Fiscal year ended September 30, 2007 (October 1, 2006 – September 30, 2007)
Previous period ended September 30, 2006 (October 1, 2005 – September 30, 2006)

(Million yen)

	FY2007 (12 months)	FY2006 (12 months)	YoY change
Net sales	108,301	90,163	20.1
Operating income	2,081	4,715	-55.9
Operating income ratio (%)	1.9	5.2	—
Ordinary income	1,811	4,550	-60.2
Current net income/loss	-674	2,942	—
Current net income/loss per share (Yen)	-2,536.40	10,757.95	—

2) Consolidated operating results for the fourth quarter

Fourth quarter of the fiscal year ended September 30, 2007 (July 1, 2007 – September 30, 2007)

Fourth quarter of the fiscal year ended September 30, 2006 (July 1, 2006 – September 30, 2006)

(Million yen)

	Fourth quarter of FY9/07	Fourth quarter of FY9/06	Rate of progress (%)
Net sales	25,696	25,954	-1.0
Operating income/loss	-310	1,851	—
Operating income/loss ratio (%)	-1.2	7.1	
Ordinary income/loss	-377	1,796	—
Current net income/loss	-1,532	1,088	—
Current net income/loss per share (Yen)	-5,785.37	3,977.25	—

(Note) 1. The year-on-year comparisons are calculated based on the following formula.

$$\text{Year-on-year change \%} = \frac{\text{(Figure in the current fiscal year – Figure in the previous fiscal year)}}{\text{Figure in the previous fiscal year}} \times 100$$

(2) Operating Results and Financial State

On August 3, 2007, the Company was accused by the Tokyo Labor Bureau of violating the Law for Securing the Proper Operation of Worker Dispatching Undertakings and Improved Working Conditions for Dispatched Workers (hereinafter the "Dispatched Worker Law"). The Company subsequently received an order to suspend its worker dispatch business and an order to improve the worker dispatch business based on Paragraph 2 of Article 14 and Paragraph 1 of Article 49 of the Dispatched Worker Law. We would like to take this opportunity to once again express our sincerest apologies for the severe inconvenience and concerns we caused our customers, registered staff, shareholders, and other stakeholders.

The Company has accepted this fact seriously, imposed sanctions on those responsible, and taken action to prevent any recurrence of the issue.

We are determined to fulfill our responsibility as a worker dispatch company and restore public confidence.

1) Summary

During this fiscal year, demand for outsourcing services remained firm across all industries.

Consolidated net sales of the Group rose to 108,301 million yen (rising 20.1% from the previous year), primarily attributable to increased staff recruitment and efforts to better understand corporate staffing needs.

In terms of earnings, although we enjoyed high profits from the Office Business and Technology Business, with sales support areas particularly robust, the Spot Business recorded a serious decline in profits associated with the non-consolidated results of the Company, while the Factory Business was unable to offset an increase in costs. Operating income was consequently 2,081 million yen (declining 55.9% from the previous year) while ordinary income was 1,811 million yen (down 60.2%).

The Company recorded an extraordinary profit of 672 million yen from the sale of shares in an affiliated company, associated with the transfer of shares of a subsidiary (Note 1). However, because of extraordinary losses such as 1,875 million yen for the payment of business administration expenses (Note 2), a loss of 350 million yen on the integration of offices (Note 3), and a loss of 182 million yen on the cancellation of the naming rights agreement (Note 4), the Company recorded a net loss of 674 million yen (compared with net income of 2,942 million yen in the previous year)

(Note) 1. On July 13, 2007, all shares of Apayours Co., Ltd., which had been a consolidated subsidiary of the Company, were transferred.

2. In response to notices received from some dispatched staff that there was a misunderstanding about business administration expenses (abolished on February 10, 2007), the Company made payments to dispatched staff retroactively back to the date of its incorporation, provided evidence was supplied that the staff had actually been employed.

3. A major consolidation was implemented in the Spot Business. With this consolidation, the Company has sought to streamline operations in each office, improve the rate of return, and strengthen the compliance system so that customers and registered staff can use our services continuously and without any anxiety.

4. The Company canceled the naming rights agreement of the Miyagi Prefecture Stadium and relinquished use of its name for the stadium.

2) Operating highlights by business segment

Spot Business

Orders from the warehousing and transportation sectors, this segment's main customers, increased, while demand remained steady from the retail and service sectors, which were finding it difficult to hire part-time workers. However, partly because of the repercussions of the suspension of staff dispatching services (Note) in the fourth quarter, net sales amounted to 53,634 million yen (rising 7.3% from the previous year).

At the earnings stage, the Company took steps to cap selling, general, and administrative expenses, but because of the significant effect of the suspension of staff dispatching services, operating income declined to 1,628 million yen (down 58.6%).

The number of business offices decreased 124, to 264 at the end of the fiscal year under review.

(Note) On August 3, 2007, the Company received administrative disciplinary action, in the form of an order to suspend the worker dispatch business and improve its operations based on Paragraph 2 of Article 14 and Paragraph 1 of Article 49 of the Dispatched Worker Law.

Details of the suspension of the worker dispatch business:

- One-month suspension of the worker dispatch business in all offices
- Two-month suspension of the worker dispatch business in three Kobe offices that dispatched workers to harbor transport operations (Sannomiya Office, Sannomiya Kitaguchi Office and Motomachi Office)

The suspension of the worker dispatch business ended on October 9, 2007, and business has resumed.

Factory Business

An inability to find a sufficient number of candidates for positions on automobile factory lines meant that net sales from auto manufacturing decreased, despite the strong demand. However, strong orders from the IT and consumer electronics sectors drove an increase in overall net sales in the Factory Business to 19,398 million yen (rising 20.2% from the previous year).

Profits meanwhile were adversely affected by the rise in advertising expenses to bolster recruitment, the increase in the rent burden of staff dormitories as rooms became vacant, and other factors. Operating income fell to 189 million yen (a decline of 60.1% from the previous year.)

The number of offices at the end of the year under review rose six from the end of the previous year to 58.

Technology Business

With respect to net sales from the Technology Business, the dispatch of engineers specializing in design and development technologies increased, reflecting development investments made for future business growth and the strengthening of the competitiveness of companies in this market. The number of orders received from the finance and telecommunications industries also moved higher. Moreover, Net it works, Inc. (Note) became a consolidated subsidiary and contributed to revenue. Consequently, we posted net sales of 18,715 million yen (up 23.4% from the previous year).

In terms of earnings, expenses rose with the additional time needed to assign engineers to companies and the emphasis we placed on recruitment and education/training in the contract development section.

However, thanks to improvements in earnings strength attributable to an increase in average unit prices in engineer dispatch agreements and the bolstering of the project management system for system development, operating income rose to 979 million yen (up 6.6% from the previous year).

(Note) Net it works, Inc. changed its scope of consolidation from an affiliated company subject to the equity method to a consolidated subsidiary on June 30, 2007.

Office Business

Orders for call center operator services and data input services were received steadily, and sales support services by Fullcast Marketing Co., Ltd., which became a wholly owned subsidiary in July 2006, were added. Net sales rose to 11,837 million yen (up 60.5% from the previous year).

Fullcast Marketing Co., Ltd., which became a wholly owned subsidiary in July 2006, contributed to earnings, and operating income consequently surged to 690 million yen (rising 89.9% from the previous year).

Other Business

Fullcast Advance Co., Ltd., which has been involved in the security business and was made a wholly owned subsidiary in May 2006, and Info-P Co., Ltd., which has been operating as an advertising agency in pachinko industry and was made a wholly owned subsidiary in May 2007, contributed to earnings. Net sales soared to 4,717 million yen (rising 214.5% from the previous year).

At the earnings stage, the Company took steps to cap expenditures, but delays in post-acquisition streamlining and other factors resulted in an operating loss of 146 million yen (compared with an operating loss of 75 million yen in the previous year).

(3) Operating Results by Business Segment

1) Full-term operating results

Fiscal year ended September 30, 2007 (Twelve months from October 1, 2006 to September 30, 2007)
Previous period ended September 30, 2006 (Twelve months from October 1, 2005 to September 30, 2006)

Spot Business (Million yen)

	FY2007 (12 months)	FY2006 (12 months)	YoY change
Net sales	53,634	49,982	7.3
Operating income	1,628	3,931	-58.6
Operating income ratio (%)	3.0	7.9	—

Factory Business

	FY2007 (12 months)	FY2006 (12 months)	YoY change
Net sales	19,398	16,135	20.2
Operating income	189	475	-60.1
Operating income ratio (%)	1.0	2.9	—

Technology Business

	FY2007 (12 months)	FY2006 (12 months)	YoY change
Net sales	18,715	15,169	23.4
Operating income	979	918	6.6
Operating income ratio (%)	5.2	6.1	—

Office Business

	FY2007 (12 months)	FY2006 (12 months)	YoY change
Net sales	11,837	7,377	60.5
Operating income	690	363	89.9
Operating income ratio (%)	5.8	4.9	—

Other Business

	FY2007 (12 months)	FY2006 (12 months)	YoY change
Net sales	4,717	1,500	214.5
Operating income or loss	-146	-75	—
Operating income ratio (%)	-3.1	-5.0	—

2) Business results for the fourth quarter

Fourth quarter ended September 30, 2007 (July 1, 2007 – September 30, 2007)
Fourth quarter ended September 30, 2006 (July 1, 2006 – September 30, 2006)

Spot Business (Million yen)

	FY2007 (3 months)	FY2006 (3 months)	YoY change
Net sales	9,841	14,004	-29.7
Operating income or loss	-328	1,333	—
Operating income ratio (%)	-3.3	9.5	—

Factory Business

	FY2007 (3 months)	FY2006 (3 months)	YoY change
Net sales	4,517	4,421	2.2
Operating income or loss	-73	145	—
Operating income ratio (%)	-1.6	3.3	—

Technology Business

	FY2007 (3 months)	FY2006 (3 months)	YoY change
Net sales	6,067	3,988	52.1
Operating income	304	401	-24.3
Operating income ratio (%)	5.0	10.0	—

Office Business

	FY2007 (3 months)	FY2006 (3 months)	YoY change
Net sales	3,421	2,841	20.4
Operating income	147	208	-29.1
Operating income ratio (%)	4.3	7.3	—

Other Business

	FY2007 (3 months)	FY2006 (3 months)	YoY change
Net sales	1,851	700	164.4
Operating income	-40	-23	—
Operating income ratio (%)	-2.1	-3.2	—

(Note) Segment Operations

Calculation methods in segment results

(1) Net sales by business category consist only of external sales.

(2) Operating income by business category includes income posted within the Group due to internal transactions.

(3) Operating income ratio by business category is calculated by dividing the figures in (2) by the figures in (1).

(4) Outlook for the September 2008 Fiscal Year

Projected consolidated business results for the fiscal year ending September 2008

(October 1. 2007 – September 30. 2008) (Million yen)

	Original projection for the September 2008 fiscal year	Actual results for the September 2007 fiscal year	Rate of progress (%)
Net sales	108,017	108,301	-0.3
Spot Business	44,424	53,634	-17.2
Office Business	18,390	19,398	-5.2
Factory Business	25,298	18,715	35.2
Technology Business	12,723	11,837	7.5
Other Business	7,182	4,717	52.3
Operating income	3,426	2,081	64.7
Ordinary income	3,000	1,811	65.6
Current net income or loss	1,560	-674	—
Current net income or loss per share	5,889.82	-2,536.40	—

(Note) Estimated current net income per share for the year ending September 2008 is calculated using the following formula.

$$\text{Estimated current net income per share} = \frac{\text{Forecast for current net income applicable to common stock}}{\text{Estimated number of common shares outstanding during the fiscal year ended September 30. 2008}}$$

The Group has focused on compliance as the basis of the management and has responded flexibly to changes in the human resources market.

The outlook by business segment is as follows:

1) Spot Business

Trends with orders

- Demand for human resources outsourcing services is likely to remain strong across all business types and categories.
- Orders from companies should grow as they have some difficulty in hiring part-time workers on their own.

Hiring trends

- The recruitment environment is likely to remain severe, but we are planning to recruit staff efficiently through recruitment activities using the Web and the mobile Internet.

Others

- Given the influence of the suspension of dispatch business, we expect to experience difficulty with orders and recruiting activities in the first half of the fiscal year.

2) Factory Business

Trends with orders

- Demand for dispatched human resources can be expected to register continue growth thanks to strong productive activities in manufacturing.
- Because of the influence of the suspension of the dispatch business, we expect to experience difficulty with orders and recruiting activities in the first half of the fiscal year.

Hiring trends

- It can be expected that the number of staff members hired and the retention ratio will rise as we develop an employment environment that meets the needs of staff who desire to be employed.
- The Group is stepping up efforts to urge those formerly employed to continue working for us, which will likely encourage their reemployment.

3) Technology Business

Trends with orders

- Demand for dispatched engineers and technical experts can be expected to remain strong in the development/design divisions of manufacturing companies.
- Brisk market conditions are also set to continue in network solutions, and strong demand is anticipated.

Hiring trends

- The Company is promoting the G.E.T. program (educational/training programs to nurture bilingual engineers) overseas, including China, and this should continue to provide excellent non-Japanese engineers and technical experts.

4) Office Business

Trends with orders

- Demand for staff dispatching services can be expected to increase with a timely and appropriate response to the outsourcing needs of corporate clients.
- Orders should rise as we concentrate resources on outplacement services.
- Orders from the sales support areas of corporate client with strong outsourcing needs should rise.

5) Other Business

Trends with orders

- Orders from the security industry are likely as a result of an increase in marketing activities.
- Greater orders can also be anticipated given the synergy of advertising agency services specializing in the pachinko industry and the human resources dispatch business.

(5) Changes in Consolidated Financial Condition

At the end of the consolidated fiscal year under review, cash and cash equivalents totaled 12,764 million yen, an increase of 837 million yen from 5,738 million yen at the end of the previous year.

1) Cash flows from operating activities

Net cash provided in operating activities in the consolidated fiscal year under review was 1,546 million yen, compared with 2,567 million yen provided in the previous year.

Key factors included the payment of corporate income tax of 1,970 million yen, while trade receivables decreased 2,122 million yen (accounts payable increased 950 million yen) and accrued expenses rose 365 million yen.

2) Cash flows from investing activities

Net cash used in investing activities in the consolidated fiscal year under review was 1,718 million yen, compared with 3,548 million yen used in the previous year.

Major factors included an outlay of 1,444 million yen for the acquisition of investment securities, an outlay of 544 million yen for the acquisition of intangible fixed assets, and a payment of 501 million for the acquisition of tangible fixed assets. These expenditures more than offset receipts of 771 million yen with the addition of a subsidiary associated with the change in the scope of consolidation.

3) Cash flows from financing activities

Net cash provided by financing activities in the consolidated fiscal year under review was 1,009 million yen, compared with 6,719 million yen provided in the previous year.

This result primarily reflects an outlay of 3,203 million yen for the acquisition of treasury stocks and expenditure for the payment of dividends of 934 million yen. The net increase in short-term loans was 665 million yen. Long-term loans meanwhile provided 9,000 million yen (although long-term debt of 4,462 million was repaid).

Trends in Cash Flow Indexes

	September 2007 fiscal year	September 2006 fiscal year	September 2005 fiscal year
Shareholders' equity (Million yen)	10,287	14,460	12,377
Shareholders' equity ratio (%)	24.7	38.9	54.9
Interest coverage ratio (times)	18.5	76.8	96.6
Ratio of interest-bearing debt to cash flow (%)	445.4	215.0	104.4

Shareholders' equity = Total net assets – Stock subscription rights – Minority interest
Shareholders' equity ratio: shareholders' equity ÷ gross assets x 100
Interest coverage ratio: Operating cash flow (before interest and corporate taxes) ÷ interest paid
Ratio of interest-bearing debt to cash flow: Interest-bearing debt ÷ Operating cash flow (before interest and corporate taxes)
Notes:
1. Each index is calculated based upon consolidated financial figures.
2. For operating cash flows (before interest and corporate taxes. etc.), cash flows (before interest and corporate taxes, etc.) from operating activities in the consolidated cash flow statement are used.
3. For interest payment, the amount of interest paid in the consolidated cash flow statement is used.
4. All debt involving the payment of interest and stated in the consolidated balance sheet are included in interest-bearing debt.

<Reference> **(1) Quarterly Results of Operations (Consolidated)**

Fiscal year ended September 2007 (Consolidated)

(Million yen)

	1st Quarter Oct. – Dec. 2006	2nd Quarter Jan. – Mar. 2007	3rd Quarter Apr. – Jun. 2007	4th Quarter Jul. – Sep. 2007	Full year Ended Sep. 2007
Net sales	28.043	27.514	27.049	25.696	108.301
Gross profit	7.773	7.384	6.687	5.743	27.587
Operating income	1.395	1.054	-59	-310	2.081
Ordinary income	1.370	993	-175	-377	1.811
Income before income taxes and minority interests	1.383	714	-148	-2.242	-293
Net income	716	390	-248	-1.532	-674
Net income per share	2.632.67	1.485.52	-938.80	-5.785.37	-2.536.40
Diluted net income per share	2.632.06	1.485.09	—	—	—
Total assets	40.387	43.512	48.879	41.624	41.624
Shareholders' equity	11.972	11.914	11.876	10.287	10.287
Shareholders' equity per share (Yen)	45.374.95	45.405.32	44.837.19	38.839.30	38.839.30
Cash flows from operating activities	-187	2.276	1.185	-1.729	1.546
Cash flows from investing activities	-946	-1.152	617	-237	-1.718
Cash flows from financing activities	2.334	1.819	2.237	-5.382	1.009
Increase in cash and cash equivalents from merger of subsidiaries	—	—	21	—	21
Cash and cash equivalents at end of period	13.108	16.052	20.112	12.764	12.764

Fiscal year ended September 2006 (Consolidated)

	1st Quarter Oct. – Dec. 2005	2nd Quarter Jan. – Mar. 2006	3rd Quarter Apr. – Jun. 2006	4th Quarter Jul. – Sep. 2006	Full year Ended Sep. 2006
Net sales	20.541	21.939	21.729	25.954	90.163
Gross profit	5.729	6.129	5.968	7.390	25.216
Operating income	1.115	972	778	1.851	4.715
Ordinary income	1.089	931	733	1.796	4.550
Income before income taxes and minority interests	1.475	798	701	1.727	4.701
Net income	980	527	347	1.088	2.942
Net income per share	3.586.52	1.928.08	1.266.42	3.977.25	10.757.95
Diluted net income per share	3.583.07	1.922.18	1.263.49	3.972.61	10.736.22
Total assets	30.348	33.220	35.152	37.180	37.180
Shareholders' equity	13.110	13.670	13.519	14.460	14.460
Shareholders' equity per share (Yen)	47.966.64	49.968.05	49.403.64	52.835.11	52.835.11
Cash flows from operating activities	-133	321	993	1.386	2.567
Cash flows from investing activities	-51	-275	-2.287	-935	-3.548
Cash flows from financing activities	4.683	1.259	2.569	-1.792	6.719
Increase in cash and cash equivalents from merger of subsidiaries	—	—	72	—	72
Cash and cash equivalents at end of period	10.596	11.901	13.247	11.906	11.906

<Reference> **(2) Changes in Quarterly Business Results by Business Segment**

(Million yen)

Spot Business		1st quarter	2nd quarter	3rd quarter	4th quarter	Total
Fiscal year ended September 2007	(1) Sales to external customers	15,577	14,251	13,965	9,841	53,634
	(2) Inter-segment sales or the amount of transfers	207	202	107	103	619
	Total	15,784	14,453	14,072	9,944	54,252
	Operating expenses	14,625	13,840	13,887	10,272	52,625
	Operating income	1,158	613	185	-328	1,628
	Operating income ratio (%)	7.4	4.3	1.3	-3.3	3.0
Fiscal year ended September 2006	(1) Sales to external customers	11,573	12,065	12,341	14,004	49,982
	(2) Inter-segment sales or the amount of transfers	171	171	195	412	949
	Total	11,744	12,236	12,535	14,416	50,931
	Operating expenses	10,753	11,393	11,771	13,083	47,000
	Operating income	991	843	764	1,333	3,931
	Operating income ratio (%)	8.6	6.9	6.2	9.5	7.9

Factory Business		1st quarter	2nd quarter	3rd quarter	4th quarter	Total
Fiscal year ended September 2007	(1) Sales to external customers	5,092	5,229	4,560	4,517	19,398
	(2) Inter-segment sales or the amount of transfers	6	6	3	3	17
	Total	5,098	5,235	4,563	4,519	19,415
	Operating expenses	4,892	5,057	4,684	4,592	19,226
	Operating income	206	178	-121	-73	189
	Operating income ratio (%)	4.0	3.4	-2.7	-1.6	1.0
Fiscal year ended September 2006	(1) Sales to external customers	3,681	4,074	3,960	4,421	16,135
	(2) Inter-segment sales or the amount of transfers	6	6	6	8	25
	Total	3,687	4,080	3,965	4,428	16,161
	Operating expenses	3,605	3,915	3,883	4,283	15,686
	Operating income	81	166	82	145	475
	Operating income ratio (%)	2.2	4.1	2.1	3.3	2.9

Technology Business		1st quarter	2nd quarter	3rd quarter	4th quarter	Total
Fiscal year ended September 2007	(1) Sales to external customers	4,017	4,542	4,089	6,067	18,715
	(2) Inter-segment sales or the amount of transfers	151	204	77	134	566
	Total	4,169	4,746	4,166	6,201	19,282
	Operating expenses	3,931	4,336	4,137	5,897	18,302
	Operating income	238	410	28	304	979
	Operating income ratio (%)	5.9	9.0	0.7	5.0	5.2
Fiscal year ended September 2006	(1) Sales to external customers	3,546	4,155	3,480	3,988	15,169
	(2) Inter-segment sales or the amount of transfers	5	18	65	83	170
	Total	3,551	4,172	3,545	4,071	15,339
	Operating expenses	3,331	3,943	3,477	3,670	14,421
	Operating income	220	230	68	401	918
	Operating income ratio (%)	6.2	5.5	2.0	10.0	6.1

Office Business		1st quarter	2nd quarter	3rd quarter	4th quarter	Total
Fiscal year ended September 2007	(1) Sales to external customers	2,605	2,697	3,114	3,421	11,837
	(2) Inter-segment sales or the amount of transfers	76	38	27	21	162
	Total	2,681	2,736	3,141	3,442	11,999
	Operating expenses	2,594	2,584	2,838	3,294	11,309
	Operating income	88	152	303	147	690
	Operating income ratio (%)	3.4	5.6	9.7	4.3	5.8
Fiscal year ended September 2006	(1) Sales to external customers	1,575	1,490	1,471	2,841	7,377
	(2) Inter-segment sales or the amount of transfers	109	106	93	119	427
	Total	1,684	1,596	1,564	2,960	7,804
	Operating expenses	1,632	1,590	1,466	2,753	7,441
	Operating income	52	5	98	208	363
	Operating income ratio (%)	3.3	0.3	6.7	7.3	4.9

	Other Business	1st quarter	2nd quarter	3rd quarter	4th quarter	Total
Fiscal year ended September 2007	(1) Sales to external customers	752	794	1,320	1,851	4,717
	(2) Inter-segment sales or the amount of transfers	1	1	1	4	8
	Total	753	795	1,321	1,855	4,725
	Operating expenses	772	775	1,429	1,895	4,871
	Operating income	-18	20	-108	-40	-146
	Operating income ratio (%)	-2.5	2.6	-8.2	-2.1	-3.1
Fiscal year ended September 2006	(1) Sales to external customers	167	156	477	700	1,500
	(2) Inter-segment sales or the amount of transfers	7	16	1	2	26
	Total	174	172	479	702	1,526
	Operating expenses	215	151	510	725	1,601
	Operating income	-41	21	-31	-23	-75
	Operating income ratio (%)	-24.8	13.5	-6.6	-3.2	-5.0

Note (1) Operating income by business category includes income posted within the Group from internal transactions.

(2) Operating income ratio by business category is calculated by dividing operating income by net sales to external customers.

(3) Changes in Business Results (Consolidated)

1) Changes in profit and loss

(Million yen)

	September 2008 fiscal year (projection)				September 2007 fiscal year		September 2006 fiscal year	
	First half	YoY change (%)	Full year	YoY change (%)	First half	Full year	First half	Full year
Net sales	51,028	-8.2	108,017	-0.3	55,557	108,301	42,481	90,163
Cost of sales	—	—	—	—	40,400	80,714	30,622	64,947
Gross income on sales	—	—	—	—	15,157	27,587	11,858	25,216
SG&A expense	—	—	—	—	12,708	25,507	9,772	20,501
Operating income	998	-59.2	3,426	64.7	2,449	2,081	2,087	4,715
Non-operating income	—	—	—	—	99	188	102	143
Non-operating expenditure	—	—	—	—	185	457	169	309
Ordinary income	795	-66.4	3,000	65.6	2,363	1,811	2,020	4,550
Extraordinary income	—	—	—	—	17	745	459	447
Extraordinary loss	—	—	—	—	282	2,849	206	296
Net income before taxes for current (interim) fiscal year	—	—	—	—	2,097	-293	2,273	4,701
Corporate taxes (incl. other adjustments)	—	—	—	—	855	279	716	1,561
Minor shareholders' interests	—	—	—	—	137	103	50	198
Current (interim) net income	518	-53.2	1,560	—	1,106	-674	1,507	2,942

2) Changes in ratio to net sales

(Unit: %)

	September 2008 fiscal year (projection)		September 2007 fiscal year		September 2006 fiscal year	
	First half	Full year	First half	Full year	First half	Full year
Net sales	100.0	100.0	100.0	100.0	100.0	100.0
Cost of sales	—	—	72.7	74.5	72.1	72.0
Gross income on sales	—	—	27.3	25.5	27.9	28.0
SG&A expense	—	—	22.9	23.6	23.0	22.8
Operating income	2.0	3.2	4.4	1.9	4.9	5.2
Ordinary income	1.6	2.8	4.3	1.7	4.8	5.0
Current (interim) net income	1.0	1.4	2.0	-0.6	3.5	3.3

3) Changes in consolidated/non-consolidated ratio (Unit: times)

	September 2008 fiscal year (projection)		September 2007 fiscal year		September 2006 fiscal year	
	First half	Full year	First half	Full year	First half	Full year
Net sales	2.6	2.6	2.2	2.4	2.0	2.0
Operating income	332.7	3.4	2.3	10.0	1.8	1.7
Ordinary income	0.4	1.1	2.0	7.5	1.5	1.6
Current (interim) net income	0.2	0.6	2.1	0.7	2.0	1.8

(4) Explanation of Balance Sheet (Consolidated)

The following changes are in comparison with the end of the previous fiscal year ended September 30, 2006.

1) Assets (up ¥4,444 million)

a) Current assets (up ¥1,953 million)

Cash and deposits	Up ¥961 million	Affects under consolidation
Other current assets	Up ¥1,346 million	Affects under consolidation, increase of customer loans and corporate income tax recoverable

b) Fixed assets (up ¥2,491 million)

Intangible fixed assets	Up ¥1,845 million	Affects under consolidation, increase of goodwill through M&A
Investment and other assets	Up ¥580 million	Affects under consolidation, increase of guarantee deposits through M&A

2) Liabilities (up ¥8,079 million)

a) Current liabilities (up ¥4.204 million)

Accounts payable trade	Up ¥798 million	Affects under consolidation, increase through M&A
Short-term borrowing	Up ¥366 million	Affects individually, increase in operating capital
Current portion of long-term debt	Up ¥1,557 million	Affects under consolidation, procurement of funds to acquire shares in subsidiaries
Accounts payable-other	Up ¥1,035 million	Affects under consolidation, occurrence of accrued business administration expenses, etc.
Accrued expenses payable	Up ¥382 million	Affects under consolidation, increase in wages payable

b) Fixed liabilities (up ¥3,875 million)

Long-term loans payable	Up ¥3,726 million	Affects individually, procurement of funds to acquire shares in subsidiaries

3) Net assets (up ¥3,635 million)

Retained surplus	Down ¥1,313 million	Affects under consolidation
Treasury stock	Up ¥2,583 million	Affects individually
Minority interest	Up ¥537 million	Affects under consolidation, increase in equity in minority shareholders through M&A

(5) State of Capital Investment

(Million yen)

Investment	Capital investment for the September 2008 fiscal year	Capital investment for the September 2007 fiscal year	Main facilities
	Estimate	Amount invested	
Software, etc.	404	544	Purchase & development of software etc.
Others (ex. tools, instruments, fixtures)	132	501	Purchase of tools, equipment, and fixtures for business offices, etc.
Total	536	1,045	—

2. Corporate Group

The Group (including Fullcast Co. Ltd. and its affiliated companies) is a comprehensive provider of human resources solutions. Its principal business is to provide short-term staffing services in areas such as logistics and event support when required during busy periods and in line with fluctuations in work volume at client companies. Other major activities include the provision of office workers for clerical support, factory workers and engineers and other technicians.

The major entities and lines of business by segment are as follows.

Spot Business (Short-Term Contractual Workers Services)

This segment provides short-term staffing services primarily for so-called blue-collar jobs, meeting demand that arises with changes in the work volume and business cycle of customer companies.

[Major business entities] Fullcast Co., Ltd. and seven other consolidated subsidiaries

Factory Business (Staffing Services for Production Line Work)

This segment mainly covers manufacturing industries such as fisheries and food, machinery, electric machinery, precision machinery, chemicals and rubber, textiles and pulp, transportation equipment, steel and metals and provides staffing services for production line work.

Fullcast Central Co., Ltd. is specialized in contractual services in the automobile industry.

[Major business entities] Fullcast Factory Co., Ltd. and Fullcast Central Co., Ltd.

Technology Business (Technical/Engineer Staffing Services)

This segment provides technical staffing services primarily for the development and production processes of the manufacturing industry. It also offers technical staffing services for the software development process in a variety of industries as well as system development and consulting services on a contract basis.

[Major business entities] Fullcast Technology Co., Ltd., Asia Pacific System Research Co., Ltd., Net it works, Inc. and two other consolidated subsidiaries.

Office Business (Office Workers Services)

This segment provides office workers services centered on clerical support and other multiple staffing services including staff recruiting services, replacement support and placement support for new graduates.

[Major business entities] Fullcast HR Institute Co., Ltd., Fullcast Marketing Co., Ltd. and one other consolidated subsidiary

Other Business

The Company operates this segment as a value-added business that supplements four other core staffing services businesses.

[Major business entities] Fullcast Finance Co., Ltd., Fullcast Advance Co., Ltd. and one other consolidated subsidiary and two equity method affiliates

A flowchart of business activities is shown below:


Individuals seeking jobs
Clients
Office Business
Fullcast HR Institue Co., Ltd.
Registration and work category request
Contractual clercial workers services
Fullcast Marketing Co., Ltd.
And one other subsidiary
Registration and work category request
Contractual sales workers services
Outsourcing contracts
Spot Business
Fullcast Co., Ltd.
And seven other subsidiaries
Short-term contractual workers services
Outsourcing contracts
Factory Business
Fullcast Factory Co., Ltd.
Registration and work category request
Personnel outsourcing services for production line work
Fullcast Central Co., Ltd.
Registration and work category request
Personnel outsourcing services for production line work
(For automobile-related industries)
System development and maintenance
Technology Business
Hired as technical staff
Fullcast Technology Co., Ltd.
Technical / engineer staffing services
Hired as technical staff
Fullcast Central Co., Ltd.
Technical / engineer staffing services
(For automobile-related industries)
Asia Pacific System Research Co., Ltd.
And two other subsidiaries
System development / consulting
Net it works, Inc. (Note 4)
System development / consulting
Other Business
Fullcast Co., Ltd.
Franchise restaurant and bar management
Fullcast Advance Co., Ltd. (Note 5)
Security business
Info-P Co., Ltd.(Note 6)
Advertising Agency Services
Benefit services
(Finance and others)
Fullcast Finance Co., Ltd.
Registration and work category request
Fullcast Drive Co., Ltd.
Truck and car drivers staffing services
Fullcast Sports Co., Ltd.
Sports agent services

(Notes) 1 Flowchart is current as of September 30, 2007.

2 ⟶ indicates transactions with companies outside the Group and - - -➤ indicates internal transactions, none of which are monetary transactions.

3 [solid box] indicates a consolidated subsidiary and [dashed box] indicates a company to which the equity method is applied.

4 Net it works, Inc. changed from an affiliated company subject to the equity method to a consolidated subsidiary on June 30, 2007.

5 Nihon Sogo Security Guard Co., Ltd. was renamed Fullcast Advance Co., Ltd. on October 1, 2006.

6 In addition, Info-P Co., Ltd. was made a consolidated subsidiary on May 1, 2007.

7 Fullcast Drive Co., Ltd. became an equity-method affiliated company on October 1, 2006.

For more details, please see the Significant Accounting Policies in the Preparation of the Consolidated Financial Statements on page 39.

Status of Affiliated Companies

As of September 30, 2007

Company	Location	Capital (mil. yen)	Major business activities	Voting shares (%)	Issues to be noted:
Asia Pacific System Research Co., Ltd.	Toshima-ward, Tokyo	2,400	Technology business	61.2	- Places orders for jobs undertaken mutually with us. - Provides software to us. - Interlocking directorates: 3
Fullcast Technology Co., Ltd.	Shibuya-ward, Tokyo	863	Technology business	68.7	- Places orders for jobs undertaken mutually with us. - Develops and maintains our software. - Subleases part of the office we rent as office use. - Interlocking directorates: 4
Net it works, Inc.	Meguro-ward, Tokyo	494	Technology business	67.0	- Interlocking directorates: 3
Fullcast HR Institute Co., Ltd.	Chiyoda-ward, Tokyo	480	Office Business	100.0	- Places orders for jobs undertaken mutually with us. - Subleases part of the office we rent as office use. - Interlocking directorates: 1
Fullcast Marketing Co., Ltd.	Osaka City, Osaka	80	Office Business	100.0	- Places orders for jobs undertaken mutually with us. - Subleases part of the office we rent as office use. - Provides financial support (financing operating capital) - Interlocking directorates: 5
Fullcast Factory Co., Ltd.	Shibuya-ward, Tokyo	100	Factory business	100.0	- Places orders for jobs undertaken mutually with us. - Subleases part of the office we rent as office use. - Interlocking directorates: 3
Fullcast Central Co. Ltd.	Shibuya-ward, Tokyo	90	Factory business ------------- Technology business	55.6	- Places orders for jobs undertaken mutually with us. - Subleases part of the office we rent as office use. - Provides financial support (financing operating capital) - Interlocking directorates: 1
Others (13 companies)	—	—	—	—	—
Two equity-method affiliated companies	—	—	—	—	—

Notes: 1) The "Major business activities" category follows the business segment classification.
2) "Interlocking directorates" include our corporate executive officer.
3) For all consolidated subsidiaries and equity-method affiliates, please refer to "Significant Accounting Policies in the Preparation of the Consolidated Financial Statements."

3. Management Policies

(1) Fundamental Management Policies

The fundamental philosophy of the Group is "to contribute to society by providing employment opportunities that place importance on helping people grow and develop." The Group aims to remain an organization that can provide employment opportunities where people can shine in any stage of their lines. The Group also endeavors to maximize corporate value by implementing management initiatives from the standpoint of all stakeholders including shareholders, customers and employees.

(2) Fundamental Policy for Allocation of Earnings and Dividends for the Fiscal Year under Review and the Next Fiscal Year

1) Fundamental policy for allocation of earnings

As the nucleus of the Group, Fullcast Co., Ltd. places priority on strengthening its financial position and increasing retained earnings as well as returning earnings to shareholders so that they may own shares in the Company over the medium and long terms.

We will seek to bolster our business foundations by using retained earnings to develop systems that will further improve business efficiency. We also aim to recruit and train human resources.

The Company's basic policy regarding dividends is to determine the amount associated with a consolidated dividend payout ratio of about 30% in view of earnings per share and earnings growth over the next fiscal year based on the investment plan, aiming to maintain a stable dividend payment while taking the business results into account.

2) Dividends for the Fiscal Year under Review and the Next Fiscal Year

For the fiscal year under review, we posted a net loss, primarily as a result of an order to suspend our worker dispatching business under Section 2 of Article 14 and Section 1 of Article 49 of the Worker Dispatch Law (for one month from August 9, 2007 for all offices and two months for three offices in Kobe that dispatched workers to a harbor transport operation), which we described in the "Announcement of Administrative Sanction (Business Suspension Order)" published on August 3, 2007.

However, because this loss is considered to be of a temporary nature in view of the financial standing of the Company, we have decided to place emphasis on stable dividend payment and to pay the same annual dividend as in the previous year, namely 3,000 yen per share. As a result, the full year dividend per share will be 1,000 yen, considering the interim dividend of 2,000 yen that was paid on June 5, 2007.

For the next fiscal year, we plan to pay an annual dividend per share of 3,000 yen, combining an interim dividend of 1,000 yen and a year-end dividend of 2,000 yen.

(3) Target Management Indicators

The Group aims to maintain ROE (rate of return on equity) of more than 20% and increase corporate value by focusing on the balance between profitability and growth, while maintaining financial soundness.

(4) Medium- and Long-Term Management Strategies and Key Management Issues

Growth in the scale of the market will not be the only change taking place in the human resources market. The Group also foresees a number of qualitative changes such as increasing diversification, sophistication and specialization, all against a backdrop of rapid advances in information and communications technology.

We believe that the lifting of the ban on worker dispatch for manufacturing work pursuant to the amended Worker Dispatch Law that came into effect on March 1, 2004 and the extension of the period for which workers can be dispatched for manufacturing work to three years from March 1, 2006 will boost demand for the outsourcing of blue-collar jobs and accelerate growth in the outsourcing market.

The Group recognizes the need to execute strategies that anticipate market needs while responding flexibly to changes in the labor market, based on a management policy that emphasizes compliance. At the same time, efforts will focus on seamlessly linking the entire Group, including all new businesses.

Specifically, we are striving to expand the technology, factory and office businesses provided by our subsidiaries while continuing to position the spot business as our core business. We are also taking steps to organically consolidate the entire Group, including the new businesses.

In addition, we are determined to raise the overall value of the entire Group by moving ahead with our M&A strategy and new business and by expanding our sections to bring about synergies with our existing business. The Group will meet all human resource-outsourcing needs that occur at every stage of the business cycle of its client companies and will work aggressively to build a framework that can provide "one-stop total solutions" that help maximize the performance of each client company. Building this framework is how the Group plans to support growth over the medium and long terms.

On August 3, 2007, the Company received an order from the Tokyo Labor Bureau to suspend its worker dispatching business and an order to improve its worker dispatching operations, under Section 2 of Article 14 and Section 1 of Article 49 of the Worker Dispatch Law. The Company is currently working as one to prevent a reoccurrence of similar incidents, by strengthening compliance and developing compliance systems for all issues that caused the problems. The Group is striving to operate businesses with the highest priority on restoring the confidence of all stakeholders, including shareholders, customers, and registered staff.

We will address the following issues by each business section:

1) Spot business
- a) Improve and thoroughly enforce compliance
- b) Strengthen high value-added services that properly meet the needs of customer companies and promote differentiation
- c) Strengthen staff recruiting activities and increase the stability of the work force
- d) Promote efficiency of business operations and restrain selling and administrative expenses
- e) Enhance new services menus

2) Factory business
- a) Strengthen staff recruiting activities and increase the stability of the work force

b) Grow human resources that ensure to satisfy the sophisticating needs of client customers

c) Improve flexibility in the order receiving system for both outsourcing and dispatching that meets the needs of client customers.

d) Provide business operations with high performance that brings about merits to client customers

3) Technology business

a) Improve the training to engineers

b) Acquiring quality human resources from overseas

c) Acquiring quality development engineers in the electronics and semiconductor areas

d) Acquiring quality software development engineers

e) Reducing system development costs and strengthening quality control

4) Office business

a) Bolster services in the sales support area of corporate clients with strong outsourcing needs.

b) Bolstering staff recruiting services, which are expected to grow with the economic recovery

c) Strengthen staff recruiting activities and increase the stability of the work force

d) Promote efficiency of business operations and restrain selling and administrative expenses

In the fiscal year ending in September 2007, the Company and one sales staff member faced a charge of violating the Dispatched Worker Law. A report was sent to the Sendai District Public Prosecutors Office on October 15, which declined to proceed with the indictment on October 31, 2007.

To prevent future violations, we have been united in bolstering compliance with laws and ordinances, strengthening our internal control system, and taking action on all potential causes of problems.

(5) Risks of Business and Others

The matters that can be risk factors for the Group to operate are given below. From the standpoint of disclosing information proactively to investors, they include those deemed significant for investors to decide if he/she invests or understand the Group's business activities, even they are not supposed to fall under ordinary business risks. The Group intends to recognize the potential risks and do its utmost to avoid or deal with any risk should it arise. The following matters include future risk factors, but are based upon a judgement made by the Company's management as of the date of reporting these financial statements and the business risks and others are not limited to these.

1) Ensuring staffs

The young population in Japan has been declining due to the falling birthrate and the declining number of births since the mid-1980s, and this trend will likely continue according to forecasts by National Institute on Population and Social Security Research under the Ministry of Health, Labour and Welfare, and others.

In the Spot Business, which is the nucleus of the Group's business, the majority of staffs are in the young age bracket ranging from eighteen into their twenties. Given this, the declining young population would make it difficult for the Group to ensure human resources it needs. In consequence, it could have an adverse effect on the Group's business performance. To cope with the decrease in the young population, we promote job offers on the Internet or via mobile devices to increase efficiency in ensuring staff members. In this regard, if pay raises for them or an increase in advertising expenses to promote efforts to gain them cannot be absorbed though internal efforts, including increasing operational efficiency or passing it onto service price, it could have an adverse effect on the Group's business performance.

In addition, due to relatively low entry barriers, which is peculiar to the industry to which the Group belongs, or intensifying competition, there is a likelihood that competition to gain staffs will become fierce in the future. As a result, the Group may not be able to ensure an adequate number of staffs it needs, which results in preventing it from meeting the goals spelled out under the Group's business plan.

On top of these, those in the young age bracket ranging from eighteen into their twenties, which comprise the backbone of the Group's staffs, are the generation which is sensitive to a corporate image. Thus, the Company considers it important to establish a corporate brand which will be supported by this generation in order to enclose excellent human resources. Although the Group is pursuing strategies to improve its corporate image throughout the sports areas, it is unclear whether these strategies will work effectively and the Group may not be able to recruit the staff it needs.

On August 3, 2007, the Company received an order from the Tokyo Labor Bureau to suspend its worker dispatching business and an order to improve its worker dispatching operations, under Section 2 of Article 14 and Section 1 of Article 49 of the Worker Dispatch Law. Although the Group is not only strengthening compliance to prevent a reoccurrence of similar incidents and bolstering its compliance systems, but also revising the flow of business to bolster worker satisfaction, the Group may not be able to meet its staffing requirements if the negative image created by the administrative action is sustained.

2) Ensuring employees and job retention

An average length of service of the Company's employees, excluding staff members, stands at three years as of the end of September 2007. This can in part be attributed to a large number of those who leave the Company while it has increased those newly hired as its business has expanded rapidly. To respond to the increasingly competitive external environment surrounding the Group, which itself is a result of deregulation, it is important for the Company to improve human resources and increase their retention rate.

Although the Company is taking steps to improve the working conditions by revising its employment regulations, including a reinforcement of employee training programs and an increase in the number of annual holidays, the Group's business performance may be adversely affected if the Company is unable to secure an adequate number of staff or if it is unable to retain staff already employed.

While the Company has been recruiting staff in step with the expansion of its businesses to maintain its competitive position, improving the quality of branch managers and employees in each office is a key issue. Although the Company will continue to actively recruit quality individuals as branch managers and employees in each office, the Group's business performance may be adversely affected and its expansion hindered if the Company is unable to secure an adequate number of staff or if it is unable to retain staff already employed.

In the technical and engineer staffing services in the technology business, the recruitment of technical staff with the skills to meet the increasingly sophisticated needs of customer companies is critical. Although the Group is promoting the G.E.T. program (educational/training programs to nurture bilingual engineers) overseas, including China, to hire highly capable foreign engineers, the Group's business performance may be adversely affected if the hiring, settlement, and dispatch of foreign engineers fails to progress as planned.

3) Management of database of client companies and staffs

In order to swiftly coordinate the most suitable staffs who meet the client company's needs and increase efficiency of staffing, the Group makes use of the business management information system **FASE** in managing staffs' work behavior or experience by type of job and information about client companies in the form of a database.

Moreover, we bill our clients, charging them for contracting services, and check accounts receivable and other items through our **FASE** matching database system. The Group's operational efficiency therefore depends significantly on the **FASE** system. To provide against a failure of the server on which FASE runs, for instance, the Group has deployed multiple servers. However, in the event of a disaster, such as an earthquake, should any technical problems arise that cause all of our servers to halt and **FASE** to stop running, it could prevent the Group from carrying out its business. This could consequently have a material impact on the Group's business performance.

The Group intends to continue investing in information technology, including upgrades to **FASE**, as needed, thereby setting ourselves apart from the competition in terms of cost and service. However, these investments will not necessarily lead to an increase in sales in the future. If they do not produce commensurate returns, investment efficiency will be reduced.

As regards management of data stored in **FASE**, including personal information, the Group has set clear standards for handling it, tightened control of those authorized to access to such information, and stepped up internal audit in a bid to prevent illegal access to personal information and loss, damage, falsification or leakage thereof. Despite that, should any piece of information be leaked for some reason, the Group could lose confidence in society. In consequence, sales might decline or someone would make a claim for damages. And this could have an adverse effect on the Group's business performance.

The Company is bolstering its system of managing the information assets needed to maintain its businesses, such as customer information and sales information, in addition to personal information inside FASE. It acquired the International Organization for Standardization (ISO) 27001 certificate, an international standard for information security management, on July 20, 2006. This will help us continue to strengthen information security measures in our business activities by bolstering the corporate compliance and information security risk management.

4) Job-related accidents or trouble involved with staffs

In the event that a staff member dies, gets injured or sick while he/she is performing a task, or as a result of a task, the employer, that is, the Company would be obliged to award accident compensation in compliance with the Labor Standards Law, the Workmen's Accident Compensation Insurance Law and/or any other relevant law or ordinance.

From the standpoint of giving staffs primary safety and hygiene training thoroughly and preventing injury and sickness, the Company lends safety equipment, puts up a warning sign regarding work, or distribute written instructions in order to help them increase their awareness of safety. In addition, from the viewpoint of protecting workers, the Group has taken out professional indemnity insurance and others on top of workmen's accident compensation insurance. In the event that a disaster occurs which exceeds the scope to be covered by these insurance policies, however, we would be liable for damages on grounds of noncompliance of obligation of security under the labor agreement (Article 415 of the Civil Code and others), unlawful responsibility (Article 709 of the Civil Code), and others.

Furthermore, when a staff member performs a task, due to an accident owing to an error by him/her, a breach of contract between a client company, or his/her illegal act, a lawsuit would be brought against the Company or any other claim could be made. The Company has the system available to cope with legal risk management by assigning the person in charge of legal affairs, but depending on the type of litigation or the amount of damages to be sought, it could have a material impact on its business performance.

5) Legal restrictions

a) Changes in legal restrictions

If any of the Labor Standards Law, the Worker Dispatch Law, the Workmen's Accident Compensation Insurance Law, the Health Insurance Law, the Welfare Pension Fund Law and any other relevant law or ordinance, which apply to business activities conducted by the Group, is revised or whose interpretation is changed according to a change of social circumstances surrounding the labor market, depending upon the content, it could have a material impact on business activities conducted by the Group.

b) Social insurance contribution

In terms of taking out social insurance, workers whose period of contract is up to two (2) months and those whose working hours are three quarters or less of those of regular workers, and others are exempted from the application of the Health Insurance Law. Nearly the same applies to the application of the Welfare Pension Fund Law. As to the Spot Business, the Company employs staffs for a short period of time; thus, at present it does not cover these expenses as one exempted from the application of social insurance.

Any future revision to the social insurance system can affect the Group's business performance, depending upon the content, such as a reduction in premium rate or an expansion in the applicable scope of the insured.

c) Manpower dispatching business

The Group conducts the manpower dispatching business in accordance with the Worker Dispatch Law and with Health, Labor and Welfare Minister's approval. In the event that we fail to meet any requirement as a manpower dispatching business operator, however, its license could be revoked or we could receive orders to close or suspend business on grounds of violating applicable laws and regulations or failing to meet the licensing requirements.

On August 3, 2007, the Company received an order from the Tokyo Labor Bureau to suspend its worker dispatching business and an order to improve its worker dispatching operations, under Section 2 of Article 14 and Section 1 of Article 49 of the Worker Dispatch Law.

The Company has taken steps to strengthen corporate compliance and risk management, to prevent any further violation of laws and ordinances. However, if the permission we have received is revoked for any reason in the future, the Company will be unable to engage in the worker dispatch business, which in turn may seriously affect the business performance of the Group.

d) Contracting business

The Group carries through contracted work independently of the client concerned as a contracting business operator in accordance with a contract agreement. In carrying out such work we comply with the Standards for Differentiating Staffing Business and Contracting Business (Ministry of Labor Notice 37 in 1986) and other relevant laws and ordinances.

Before executing contracted work, we confirm its content, scope, completion date and others with the client, but in the event that differences in understanding between the client arise as we execute it and we become unable to collect charges or it becomes difficult to do so, it could have a significant impact on the Group's business performance.

6) The Company's business management

a) Stock option

The Company has issued stock options with the aim of further motivating directors, corporate auditors and employees of the Company and its subsidiaries to improve business performance and increasing their morale. The term for exercising these stock options is from January 1, 2006 through December 30, 2008. The number of potential shares involved in these stock options stands at 1,818 shares on September 30, 2007.

Also, the issuing of stock subscription rights as a stock option plan for 4,000 common shares of the Company was approved at the ordinary general meeting of shareholders held on December 21, 2005, and 1,996 stock subscription rights were issued on April 25, 2006 with an exercise period from January 1, 2008 to December 30, 2010. The number of potential shares related to the stock subscription rights was 3,814 shares at the end of September 2007, which is equivalent to approximately 1.4% of the number of shares outstanding of the Company (including treasury stocks). When new stock is issued through the exercise of these stock subscription rights, the Company's stock value could be diluted.

b) Strategy for acquisition of business/alliance and new business

The Company made Asia Pacific System Research Co., Ltd. a wholly owned subsidiary in October 2005 through the acceptance of a private placement of shares and negotiated transactions with the main stockholders of the company based on a conservative feasibility study. The Company also made Fullcast Advance Co., Ltd. (Note), Fullcast Marketing Co., Ltd., and Info-P Co., Ltd. wholly owned subsidiaries in May 2006, July 2006 and May 2007, respectively.

The scope of consolidation of Net it works, Inc. has been changed from an equity-method affiliate to a consolidated subsidiary as a result of our additional acquisitions of its shares from time to time (the ownership ratio of the Company is 67% as of September 30, 2007).

However, if the cost of realigning and strengthening those companies exceeds expectations or if their contribution to profits is less than anticipated, it could have an adverse effect on the Group's business performance.

The Group plans to expand its existing business and seek opportunities to start new businesses by advancing into new areas, acquiring companies or entering into business alliances with other companies. In doing so, we aim broaden the scope of our business and bolster the overall value of the Group. However, if such business expansion strategy through acquisitions and others does not contribute to income-earning as initially expected, or massive funds might need to be injected, or due to amortization of goodwill and others, the Group's profit and loss could deteriorate temporarily.

(Note) Nihon Sogo Security Guard Co., Ltd. changed its trade name to Fullcast Advance Co., Ltd. on October 1, 2006.

7) Seasonal factors for the Group's business performance

In the Spot Business segment, which constitutes the core business of the Group, orders tend to increase in the second and fourth quarters due to the nature of the business.

The Group strives to increase the number of orders for our High Quality Solutions designed to lead to an increase in operational efficiency of the client through qualitative improvement, in an effort to minimize seasonal fluctuations.

In the Technology Business segment, as we apply acceptance inspection standards (Note) to all orders, sales and profits tend to increase in the second and fourth quarters, which are the turning points in the fiscal year.

The percentage of new graduate engineers or technical experts who join the company is high in April and as sales from these new graduates grow, earnings tend to rise in the latter half of the fiscal year.

Because many of our clients' fiscal year ends in March, negotiations on rate revision or rate revision is implemented in April or later in many cases, which results in making sales and earnings increase disproportionately in the latter half of the fiscal year in the Technology Business segment.

(Note) In the acceptance inspection standards, sales are recorded on the date when products are accepted and inspected by counterparties (customers).

4. Manufacturing, Orders Received and Sales

The Group does not have any manufacturing activities and, for the reasons listed below, the Group does not disclose figures for orders received.

1) In the Spot Business, most orders are received one or two days prior to the provision of a service. As a result, there is an extremely short time between the receipt of an order and the posting of the corresponding sales.
2) In the Factory Business and Technology Business, the volume of work performed is frequently revised in accordance with the request of the client company after receipt of an order.

Net Sales (Million yen)

Segment	October 1, 2006 - September 30, 2007	YoY Change (%)
Spot Business	53,634	7.3
Factory Business	19,398	20.2
Technology Business	18,715	23.4
Office Business	11,837	60.5
Other Business	4,717	214.5
Total	108,301	20.1

Notes: 1. The above sales figures do not include consumption taxes.

2. Inter-segment transactions were offset.

5. Consolidated Financial Statements and Others

(1) Consolidated Financial Statements

1) Consolidated Balance Sheet

(Million yen)

Category	Note No.	As of September 30, 2007 Amount		%	As of September 30, 2006 Amount		%
Assets							
I Current assets							
1. Cash and deposits			11,674			10,713	
2. Trade notes and accounts receivables			11,082			12,111	
3. Securities			1,299			1,201	
4. Inventories			684			531	
5. Deferred tax asset			1,186			732	
6. Other current assets			3,396			2,050	
Allowance for doubtful accounts			-145			-114	
Total current assets			29,176	70.1		27,223	73.2
II Fixed assets							
1. Tangible fixed assets							
(1) Buildings and structures	*1	923			733		
Accumulated depreciation		357	566		277	456	
(2) Machinery and vehicles		37			51		
Accumulated depreciation		28	9		35	15	
(3) Furniture and fixtures		1,858			1,740		
Accumulated depreciation		1,188	671		955	786	
(4) Land	*1		793			737	
(5) Construction suspense account			21			—	
Total tangible fixed assets			2,060	5.0		1,994	5.4
2. Intangible fixed assets							
(1) Software			1,075			1,135	
(2) Goodwill			4,286			2,521	
(3) Other	*1		194			53	
Total intangible fixed assets			5,555	13.3		3,709	10.0
3. Investment and other assets							
(1) Investment securities	*2		1,492			1,691	
(2) Long-term loan receivable			6			15	
(3) Insurance reserve fund			614			553	
(4) Deferred tax asset			550			224	
(5) Other			2,419			2,008	
Allowance for doubtful accounts			-248			-237	
Total investment and other assets			4,833	11.6		4,253	11.4
Total fixed assets			12,448	29.9		9,957	26.8
Total assets			41,624	100.0		37,180	100.0

(Million yen)

Category	Note No.	As of September 30, 2007 Amount	%	As of September 30, 2006 Amount	%
Liabilities					
I Current liabilities					
1. Notes payable and accounts payable trade		1,287		489	
2. Short-term borrowings		5,014		4,648	
3. Current portion of long-term debt	*1	2,993		1,437	
4. Accounts payable-other		4,198		3,163	
5. Accrued expenses payable		2,820		2,437	
6. Income taxes payable		678		1,091	
7. Deferred tax liability		0		—	
8. Accrued bonuses		1,395		1,064	
9. Other current liabilities		678		530	
Total current liabilities		19,062	45.8	14,858	40.0
II Fixed liabilities					
1. Long-term debt	*1	8,244		4,517	
2. Deferred tax liability		-		45	
3. Allowance for employee retirement benefits		482		462	
4. Other fixed liabilities		194		20	
Total fixed liabilities		8,919	21.4	5,044	13.5
Total liabilities		27,982	67.2	19,903	53.5
Net assets					
I Equity					
1. Common stock		3,464	8.3	3,464	9.3
2. Capital surplus		2,906	7.0	3,100	8.3
3. Retained surplus		6,679	16.1	7,992	21.5
4. Treasury stock		-2,747	-6.6	-163	-0.4
Total equity		10,302	24.8	14,393	38.7
II Valuation and translation adjustments:					
1. Net unrealized holding gains on securities		-15		67	
Total Valuation and translation adjustments		-15	-0.0	67	0.2
III Minority interests		3,355	8.0	2,817	7.6
Total net assets		13,642	32.8	17,278	46.5
Liabilities and net assets		41,624	100.0	37,180	100.0

2) Consolidated Profit and Loss Statement

(Million yen)

Category	Note No.	October 1, 2006 to September 30, 2007			October 1, 2005 to September 30, 2006		
		Amount		%	Amount		%
I Net sales			108,301	100.0		90,163	100.0
II Cost of sales			80,714	74.5		64,947	72.0
Gross profit			27,587	25.5		25,216	28.0
III Selling, general and administrative expenses	*1		25,507	23.6		20,501	22.8
Operating income			2,081	1.9		4,715	5.2
IV Non-operating income							
1. Interest income		25			3		
2. Rental income		35			19		
3. Gain on equity method investments		—			36		
4. Other		128	188	0.2	86	143	0.1
V Non-operating expenses							
1. Interest expense		208			64		
2. Expenses related to listing on Stock Exchange		—			23		
3. Share delivery expenses		0			25		
4. Business commence expense		11			48		
5. Loss on equity method investments		39			—		
6. Other		198	457	0.4	150	309	0.3
Ordinary income			1,811	1.7		4,550	5.0

		October 1, 2006 to September 30, 2007			October 1, 2005 to September 30, 2006		
Category	Note No.	Amount		%	Amount		%
VI Extraordinary income							
1. Gain on sale of fixed assets	*2	1			—		
2. Gain on sale of investment securities		4			17		
3. Reversal of allowances for doubtful accounts		68			23		
4. Gain on sale of affiliate stocks		672			9		
5. Gain on change in share-holding ratio	*3	—	745	0.7	398	447	0.5
VII Extraordinary loss							
1. Loss on sales of fixed assets	*4	110			0		
2. Loss on disposal of fixed assets	*5	50			40		
3. Loss on valuation of investment securities		7			—		
4. Loss on insurance cancellation		10			—		
5. Loss on change of share-holding ratio	*6	6			26		
6. Loss on sale of affiliate stocks		—			17		
7. Penalty	*7	49			17		
8. Loss on liquidation of affiliates		27			—		
9. Settlement	*8	22			—		
10. Loss on disposal of lease deposits		—			31		
11. Allowance for officers' retirement benefits	*9	10			165		
12. Loss on impairment of fixed assets	*10	151			—		
13. Loss on reimbursement of administrative expenses	*11	1,875			—		
14. Loss on cancellation of naming rights	*12	182			—		
15. Loss on closure of offices	*13	350	2,849	2.7	—	296	0.3
Income (loss) before income taxes and minority interests			-293	-0.3		4,701	5.2
Corporate, residential and enterprise taxes		1,012			1,907		
Corporate tax adjustment		-734	279	0.2	-346	1,561	1.7
Minority interests			103	0.1		198	0.2
Net income (loss)			-674	-0.6		2,942	3.3

3) Consolidated Statements of Shareholders' Equity

Fiscal year ended September 2007 (October 1, 2006 to September 30, 2007)

(Million yen)

	Equity					Valuation and Translation Adjustments		Minority interests	Total net assets
	Common stock	Capital surplus	Retained surplus	Treasury stock	Total equity	Net unrealized holding gains on securities	Valuation and translation adjustments		
Balance September 30, 2006	3,464	3,100	7,992	-163	14,393	67	67	2,817	17,278
Net increase/decrease during the current fiscal year									
Cash dividends	—	—	-935	—	-935	—	—	—	-935
Decrease due to exclusion from consolidation	—	-314	314	—	—	—	—	—	—
Decrease due to exemption from equity-method	—	—	-17	—	-17	—	—	—	-17
Net income (loss)	—	—	-674	—	-674	—	—	—	-674
Purchase of company shares	—	—	—	-3,203	-3,203	—	—	—	-3,203
Disposal of treasury stock	—	120	—	620	740	—	—	—	740
Net increase/ decrease during the current fiscal year except in equity						-82	-82	538	455
Total of increase/decrease during the current fiscal year	—	-194	-1,313	-2,583	-4,091	-82	-82	538	-3,635
Balance September 30, 2007	3,464	2,906	6,679	-2,747	10,302	-15	-15	3,355	13,642

Fiscal year ended September 2006 (October 1, 2005 to September 30, 2006)

(Million yen)

	Equity					Valuation and Translation Adjustments		Minority interests	Total net assets
	Common stock	Capital surplus	Retained surplus	Treasury stock	Total equity	Net unrealized holding gains on securities	Valuation and translation adjustments		
Balance September 30, 2005	3,464	3,018	5,804	-190	12,096	281	281	501	12,878
Net increase/decrease during the current fiscal year									
Cash dividends	—	—	-684	—	-684	—	—	—	-684
Decrease due to newly consolidated subsidiaries	—	—	-29	—	-29	—	—	—	-29
Decrease due to exemption from equity-method	—	—	-42	—	-42	—	—	—	-42
Net income	—	—	2,942	—	2,942	—	—	—	2,942
Disposal of treasury stock	—	82	—	27	109	—	—	—	109
Net increase/ decrease during the current fiscal year except in equity						-213	-213	2,316	2,103
Total of increase/decrease during the current fiscal year	—	82	2,188	27	2,297	-213	-213	2,316	4,399
Balance September 30, 2006	3,464	3,100	7,992	-163	14,393	67	67	2,817	17,278

5) Consolidated Cash Flows Statement

(Million yen)

		October 1, 2006 to September 30, 2007	October 1, 2005 to September 30, 2006
Category	Note No.	**Amount**	Amount
I Cash flows from operating activities			
1. Income and loss before income taxes and minority interests		-293	4,701
2. Depreciation and amortization		852	710
3. Increase in allowance for doubtful accounts		-13	43
4. Increase in allowance for bonuses		205	120
5. Increase in allowance for employee retirement benefits		23	58
6. Interest and dividend income		-34	-12
7. Interest expenses		208	64
8. Gain on sale of fixed assets		-1	—
9. Loss on sales of fixed assets		110	0
10. Loss on disposal of fixed assets		50	40
11. Credit losses		16	7
12. Gain on sale of investment securities		-4	-17
13. Loss on valuation of investment securities		7	—
14. Gain on sale of affiliate stocks		-672	-9
15. Loss on sale of affiliate stocks		—	17
16. Share delivery expenses		0	25
17. Amortization of goodwill		219	128
18. Gain and loss on equity method investments		39	-36
19. Gain on change in share-holding ratio		—	-398
20. Loss on change of share-holding ratio		6	26
21. Loss on impairment of fixed assets		151	—
22. Increase in trade receivable		2,122	-2,298
23. Increase in inventories		103	-45
24. Increase (decrease) in trade payable		950	914
25. Increase in accrued expenses payable		365	437
26. Increase (decrease) in insurance reserve fund		-13	-47
27. Increase (decrease) in accrued income		-16	1,069
28. Other		-711	-567
Subtotal		3,671	4,931
29. Interest and dividend received		43	11
30. Interest paid		-199	-64
31. Income taxes paid		-1,970	-2,311
Net cash provided by (used in) operating activities		1,546	2,567

(Million yen)

Category	Note No.	October 1, 2006 to September 30, 2007 Amount	October 1, 2005 to September 30, 2006 Amount
II Cash flows from investing activities			
1. Purchase of time deposits		-105	-8
2. Proceeds from refund of time deposits		33	77
3. Purchase of tangible fixed assets		-501	-603
4. Proceeds from sales of tangible fixed assets		53	13
5. Purchase of intangible fixed assets		-544	-529
6. Purchase of acquisition of investment securities		-1,444	-949
7. Proceeds from sales of investment securities		15	38
8. Proceeds from collection on equity in investment securities		25	29
9. Advanced for loans receivable		-20	-86
10. Collection on loans receivable		563	88
11. Payment for the acquisition of shares in subsidiary		-540	-15
12. Proceeds from the sales of the shares of newly consolidated subsidiaries subject to change in scope of consolidation (minus means payments)	*3	-23	-37
13. Proceeds from the acquisition of the shares of newly consolidated subsidiaries subject to change in scope of consolidation (minus means payments)	*2	771	-1,597
14. Other		-1	30
Net cash provided by (used in) investing activities		-1,718	-3,548
III Cash flows from financing activities			
1. Increase (decrease) in short-term borrowings		665	1,612
2. Proceeds from long-term debt		9,000	6,800
3. Repayments of long-term debt		-4,462	-1,668
4. Payments of redemption of corporate bonds		—	-300
5. Proceeds from disposal of treasury stocks (exercise of stock option rights)		10	109
6. Expenditure incurred by acquisition of own stocks		-3,203	—
7. Proceeds from payment by minority shareholders		12	909
8. Payments of dividends		-934	-682
9. Payments of dividends to minority shareholders		-77	-41
10. Other		-1	-19
Net cash provided by (used in) financing activities		1,009	6,719
IV Exchange gain/loss on cash and cash equivalents		0	-0
V Net increase in cash and cash equivalents		837	5,738
VI Cash and cash equivalents at beginning of period		11,906	6,097
VII Net increase in cash and cash equivalents due to newly consolidated subsidiaries		21	72
VIII Cash and cash equivalents at end of period	*1	12,764	11,906

Significant Accounting Policies in the Preparation of the Consolidated Financial Statements

1. Matters concerning the scope of consolidation

Consolidated subsidiaries: 20	Fullcast Technology Co., Ltd.	Fullcast Advance Co., Ltd.
	Fullcast Factory Co., Ltd.	Nisso Co., Ltd.
	Fullcast Central Co., Ltd.	Solution Development Co., Ltd.
	Fullcast Finance Co., Ltd.	Fullcast Marketing Co., Ltd.
	Amusecast Co., Ltd.	Toa System Co., Ltd.
	Asia Pacific System Research Co., Ltd.	Fullcast Stylish Work Co., Ltd.
	Fullcast HR Institute Co., Ltd.	Job Choice Tokai Co., Ltd.
	Casting Bank Co., Ltd.	Net it works, Inc.
	Top Spot Co., Ltd.	Info-P Co., Ltd.
	Oneday Job Style Co., Ltd.	Marketing Square Co., Ltd.

(Notes) 1. Fullcast Acvance Co., Ltd. changed its name to Nihon Sogo Security Guard Co., Ltd. on October 1, 2006.

2. Job Choice Tokai Co., Ltd. was established on October 18, 2006 and included in the scope of consolidation.

3. Neo Partners Co., Ltd. was dissolved with the resolution of an extraordinary general meeting of shareholders held on November 30, 2006 and liquidated on March 30, 2007.

4. Fullcast Co., Ltd. absorbed Fullcast Growing School Co., Ltd., a consolidated subsidiary, on January 1, 2007.

5. Fullcast HR Institute Co., Ltd. absorbed Best Staff Co., Ltd., a consolidated subsidiary of Fullcast Co., Ltd., on January 1, 2007.

6. Fullcast Advance Co., Ltd. absorbed Niscom Co., Ltd., a consolidated subsidiary of Fullcast Co., Ltd., on January 1, 2007.

7. Info-P Co., Ltd. changed from an affiliate not accounted for using the equity method to a wholly owned subsidiary through a share for share exchange on May 1, 2007, and was included in the scope of consolidation.

8. Net it works, Inc. changed from an affiliate accounted for using the equity method to a consolidated subsidiary on June 30, 2007 based on the concept of control, and was included in the scope of consolidation. We held a 67.0% stake in this subsidiary at the end of the fiscal year under review as a result of the acquisition of additional shares on September 6, and September 26, 2007.

9. Apayours Co., Ltd. is excluded from the scope of consolidation with a record date of July 1, 2007, as the Company sold its entire shareholding on July 13, 2007.

10. Marketing Square Co., Ltd. is included in the scope of consolidation with the date of deemed acquisition at the end of the fiscal year under review, as it became a subsidiary on August 31, 2007 through stock acquisition.

Unconsolidated subsidiary: 1   Southern Cross Management Co., Ltd.

Those affiliates and unconsolidated subsidiary that are not accounted for by the equity method are excluded from the scope of the equity method because their influence on the Company's net income and loss and retained earnings is minor and does not have overall significance.

2. Matters concerning the application of the equity method

(1) Affiliate accounted for by the equity method

2 companies   Fullcast Sports Co., Ltd.
Fullcast Drive Co., Ltd.

Fullcast Drive Co., Ltd. was a non-equity method affiliate until the previous fiscal year, as its impact on the net profit and loss and retained earnings, etc. of the Company was minimal. As its relative importance has increased, however, it has been an equity method affiliate since current fiscal year.

(2) Names, etc. of major companies among the non-consolidated subsidiaries and affiliates to which the equity method is not applied.

Affiliate not accounted for by the equity method: 1   ICS Research Institute Co., Ltd.

Unconsolidated subsidiary not accounted for by the equity method: 1   Southern Cross Management Co., Ltd.

Those affiliates and unconsolidated subsidiary that are not accounted for by the equity method are excluded from the scope of the equity method because their influence on the Company's net income and loss and retained earnings is minor and does not have overall significance.

(3) Matters for which the special note on procedures for the application of the equity method is regarded as necessary or the preparation of consolidated financial statements of those affiliates that are accounted for by the equity method but have different closing dates from the Company's. financial statements that were prepared based on a provisional settlement of account conducted on the consolidated closing date are used.

3. Matters concerning the fiscal year settlement date. etc. of consolidated subsidiaries

Consolidated companies with a settlement date that is different from the consolidated settlement date are as follows.

Company name	Settlement date
Net it works, Inc.	February 28

In the case of Net it works, Inc.. the Company carried out a provisional settlement of accounts on August 31. 2007. and used financial statements as of this provisional settlement date to prepare consolidated financial statements for the current fiscal year. The Company made necessary consolidation adjustments in relation to significant transactions occuring between the settlement date of Net it works, Inc. and the consolidated settlement date.

The settlement dates of other consolidated subsidiaries are the same as the consolidated settlement date.

4. Matters concerning significant accounting policies

Disclosure is omitted as there is no significant change from the information written in the latest securities report (submitted on December 22. 2006).

Changes in Significant Accounting Policies in the Preparation of the Financial Statements

1. Accounting standards for business combinations and business divestitures

We apply the Accounting Standards for Business Combinations (Business Accounting Council. October 31. 2005). the Accounting Standards for Business Divestitures (Accounting Standards Board Statement No. 7. December 27. 2005) and the Guide on Accounting Standards for Business Combinations and Accounting Standards for Business Divestitures (Accounting Standards Board Guidance No. 10. December 27. 2005) from the current fiscal year.

The application of these accounting policies does not affect the profit and loss of the Company.

2. Change in depreciation method

From the current consolidated accounting period. as a result of the FY2007 amendment of the Corporation Tax Law. we are recording depreciation expenses related to property. plant and equipment acquired from April 1. 2007 using the depreciation methods provided for in the amendment.

This impact that this change has on operating income. ordinary income and income before income taxes and minority interests is slight.

Explanatory Notes

Notes on consolidated balance sheet

(Million yen)

As of September 30, 2007	As of September 30, 2006
*1. Assets pledged as collateral Assets pledged as collateral were as follows: Buildings and structures 122 Land 222 Others (intangible fixed assets) 131 Total 474 Liabilities corresponding to assets pledged as collateral: Long-term debt 381 (Current portion of long-term debt 114) Total 381	*1. ――――――
*2. Non-consolidated subsidiary and affiliate stock includes the following: Investment securities 34	*2. Non-consolidated subsidiary and affiliate stock includes the following: Investment securities 776
3. Our consolidated subsidiary Fullcast Finance Co., Ltd. offers cashing services incidental to credit card loan and credit card operations, and others. Unexecuted lending outstanding involved in loan commitment under these operations is as follows: Loan commitment 2,205 Lending 1,073 Balance 1,132	3. Our consolidated subsidiary Fullcast Finance Co., Ltd. offers cashing services incidental to credit card loan and credit card operations, and others. Unexecuted lending outstanding involved in loan commitment under these operations is as follows: Loan commitment 1,814 Lending 951 Balance 863
4. The Company andfour of its 4 consolidated subsidiariessigned an agreement for overdraft with 11 banks to procure operating capital efficiently. The balance of borrowing involved in the agreement for overdraft at the end of this consolidated fiscal year is as follows: Limit of overdraft account 13,389 Borrowing 5,013 Balance 8,376	4. The Company and three of its consolidated subsidiariessigned an agreement for overdraft with 11 banks to procure operating capital efficiently. The balance of borrowing involved in the agreement for overdraft at the end of this consolidated fiscal year is as follows: Limit of overdraft account 14,519 Borrowing 4,523 Balance 9,996

Notes on consolidated profit and loss statement

October 1, 2006 – September 30, 2007		October 1, 2005 – September 30, 2006	
*1. Significant components of selling, general and administrative expenses		*1. Significant components of selling, general and administrative expenses	
Salaries and wages	6,975	Salaries and wages	5,599
Miscellaneous wages	3,816	Miscellaneous wages	3,005
Legal welfare	1,301	Legal welfare	901
Provision of accrued bonuses	595	Provision of accrued bonuses	473
Retirement benefit expenses	179	Retirement benefit expenses	200
Communications expenses	1,064	Communications expenses	898
Advertisement and sales promotion	659	Advertisement and sales promotion	621
Travel and transportation	1,126	Travel and transportation	862
Rents	2,350	Rents	1,839
Depreciation and amortization	699	Depreciation and amortization	620
Recruitment expense	2,202	Recruitment expense	1,875
Provision of allowance for doubtful accounts	93	Provision of allowance for doubtful accounts	83
Amortization of goodwill	204	Amortization of goodwill	93
*2. Significant components of gain on sales of fixed assets		*2. ――――――――	
Machinery and vehicles	1		
*3. ――――――――		*3. The gain on the change in equity resulted from the public stock offering and the exercise of stock options at a consolidated subsidiary, Fullcast Technology Co., Ltd.	
*4. Significant components of loss on sales of fixed assets		*4. Significant components of loss on sales of fixed assets	
Land and buildings	110	Furniture and fixtures	0
*5. Significant components of loss on disposal of fixed assets		*5. Significant components of loss on disposal of fixed assets	
Buildings and structures	6	Buildings and structures	0
Machinery and vehicles	1	Machinery and vehicles	1
Furniture and fixtures	38	Furniture and fixtures	3
Software	0	Software	35
Others (intangible fixed assets)	5	Total	40
Total	50		
*6. Loss on change in equity resulted from the exercise of stock options at a consolidated subsidiary, Fullcast Technology Co., Ltd.		*6. Loss on change in equity resulted from the exercise of stock options at a consolidated subsidiary, Asia Pacific System Research Co., Ltd.	
*7. Penalties on a lump-sum repayment of borrowings by the Company before maturity and on an early cancellation of a franchise contract by Fullcast Marketing Co., Ltd. a consolidated subsidiary.		*7. Penalty on a change in the contract period of management consignment contract.	

October 1, 2006 – September 30, 2007	October 1, 2005 – September 30, 2006
*8. A settlement was posted because the Company's subsidiary Asia Pacific System Research Co., Ltd. recorded the settlement amount and other expenses likely to be incurred following conciliation or a decision handed down by the Tokyo District Court.	*8. ――――――――
*9. Officers' retirement benefits are mainly in connection with the payment of retirement benefits to the founder of a consolidated subsidiary, Toa System Co., Ltd., as resolved at an ordinary meeting of shareholders of the subsidiary held on May 25, 2007.	*9. Officers' retirement benefits are mainly in connection with the payment of retirement benefits to the founder of a consolidated subsidiary, Asia Pacific System Research Co., Ltd., as resolved at an ordinary meeting of shareholders of the subsidiary held on Jun 29, 2005.
*10. The details of the impairment loss are as follows. (1) Main assets for which an impairment loss was recognized Use / Type / Place: Business know-how / Goodwill / Shibuya-ku, Tokyo Franchise contract fees / Long term prepaid expenses / Shibuya-ku, Tokyo (2) Background to the recognition of the impairment loss Impairment loss is recognized on the business know-how and franchise contracts above, as future use is no longer anticipated in light of the Company's business policy. (3) Amount of impairment loss Goodwill 88 Long term prepaid expenses 63 (4) Grouping method of assets To apply accounting for the impairment of fixed assets, the Group classified assets in accordance with the classification of business segments. (5) Calculation of collectible amount The use-value is used for the collectible amount of the Company Group, and the business know-how and franchise membership fees are calculated as zero based on an estimate of future cash flows.	※10 ――――――――
*11. The loss on reimbursement of administrative expenses includes administrative expenses which the Company repaid to certain temporary staff with whom there was a misunderstanding about the administrative expense dating back to the establishment of the business and whom the Company considered eligible for reimbursement, as well as the personnel expenses, etc. required for the response.	*11. ――――――――
*12. The loss on the cancellation of naming rights includes a loss on cancellation primarily arising from the withdrawal from a naming right agreement with the prefecture-run Miyagi Stadium and an official sponsor agreement with Rakuten Baseball, Inc. before the expiration of the contracts and a related loss on the disposal of fixed assets.	*12. ――――――――
*13. The loss on closure of offices is a loss resulting from the consolidation of offices around the nation, and the major components are a loss on disposal of fixed assets and a loss on cancellation of real estate contracts due to the consolidation of the offices.	*13. ――――――――

Notes on consolidated statement of changes in net assets

Current consolidated fiscal year (October 1. 2006 - September. 30. 2007)

1. Matters concerning the type and the number of shares issued and treasury stock

	Number of shares at the end of the previous fiscal year	Increase in the number of shares during this interim term	Decrease in the number of shares during this interim term	Number of shares at the end of this interim term
Shares issued Common stock (shares)	275.964	–	–	275.964
Total	275.964	–	–	275.964
Treasury stock Common stock (shares)	2.275	(Note 1) 11.336	(Note 2) 2.511	11.100
Total	2.275	11.336	2.511	11.100

(Notes) 1. The reason for the increase in treasury stock is as follows:

Acquisition of the Company shares based on a resolution of the Board of Directors 11.336 shares

2. The cause for the decrease in treasury stock is as follows.

Disposal of treasury stock associated with the exercise of stock option rights 34 shares

Disposal of treasury stock associated with share for share exchange 2.477 shares

2. Matters concerning stock acquisition rights

There are no relevant matters.

3. Matters concerning dividend

(1) Dividend payments

Resolution	Type of stock	Total amount of dividends	Dividend per share	Record date	Effective date
Ordinary meeting of shareholders on December 21. 2006	Common stock	411 million yen	1.500 yen	September 30. 2006	December 22. 2006
Board of directors' meeting on May 1. 2007	Common stock	525 million yen	2.000 yen	March 31. 2007	June 5. 2007

(2) Of dividends the record date of which belongs to the current fiscal year, those the effective date of which falls in or after the next fiscal year

Resolution	Type of stock	Total amount of dividends	Source of dividends	Dividend per share	Record date	Effective date
Board of directors' meeting on November 5. 2007	Common stock	265 million yen	Retained surplus	1.000 yen	September 30. 2007	December 25. 2007

Previous consolidated fiscal year (October 1, 2005 – September 30, 2006)

1. Matters concerning the type and the number of shares issued and treasury stock

	Number of shares at the end of the previous fiscal year	Increase in the number of shares during the current fiscal year	Decrease in the number of shares during the current fiscal year	Number of shares at the end of the current fiscal year
Shares issued Common stock (shares)	275,964	–	–	275,964
Total	275,964	–	–	275,964
Treasury stock Common stock (shares)	2,652	–	(Note) 377	2,275
Total	2,652	–	377	2,275

(Note) The cause for the decrease in treasury stock is as follows.

Disposal of treasury stock associated with the exercise of stock option rights 377 shares

2. Matters concerning stock acquisition rights

There are no relevant matters.

3. Matters concerning dividend

(1) Dividend payments

Resolution	Type of stock	Total amount of dividends	Dividend per share	Record date	Effective date
Ordinary meeting of shareholders on December 21, 2005	Common stock	273 million yen	1,000 yen	September 30, 2005	December 22, 2005
Board of directors' meeting on May 8, 2006	Common stock	410 million yen	1,500 yen	March 31, 2006	June 6, 2006

(2) Of dividends the record date of which belongs to the current fiscal year, those the effective date of which falls in or after the next fiscal year

Resolution	Type of stock	Total amount of dividends	Source of dividends	Dividend per share	Record date	Effective date
To be approved at a meeting of shareholders on December 21, 2006	Common stock	411 million yen	Retained surplus	1,500 yen	September 30, 2006	December 22, 2006

Notes on consolidated cash flows statement

(Million yen)

October 1, 2006 – September 30, 2007

*1. Reconciliation of the first half consolidated balance sheet items to cash and cash equivalents in the first quarter consolidated cash flows statements

Cash and deposits	11,674
Fixed deposits with original maturities of over 3 months	-109
Commercial paper	999
Money market funds	201
Cash and cash equivalents	12,764

*2. Major breakdown of assets and liabilities of a newly consolidated subsidiary

The following shows a breakdown of assets and liabilities at the start of consolidation of Net it works, Inc. through stock acquisition and the relation with net expenditure for acquisition of the company.

Current assets	2,180
Fixed assets	723
Goodwill	261
Current liabilities	1,150
Fixed liabilities	474
Minority interest	744
Acquisition price of the company's shares	796
Valuation by equity method as of the date of acquisition of control	-796
Cash and cash equivalents held by the company	-693
Net expenditure for acquisition of the company (minus indicates proceeds)	-693

The following shows a breakdown of assets and liabilities at start of consolidation of Info-P Co., Ltd. through share for share exchange and the relation with net expenditure for acquisition of the company.

Current assets	681
Fixed assets	294
Goodwill	1,250
Current liabilities	779
Fixed liabilities	115
Acquisition price of the companies' shares	1,331
Substituted treasury shares exchanged for the company's shares	-730
Transfer from investments in securities	-598
Cash and cash equivalents held by the companies	-85
Net expenditure for acquisition of the companies	-81

October 1, 2005 – September 30, 2006

*1. Reconciliation of the first half consolidated balance sheet items to cash and cash equivalents in the first quarter consolidated cash flows statements

Cash and deposits	10,713
Fixed deposits with original maturities of over 3 months	-9
Investment trusts included in securities account	502
Commercial paper	500
Money market funds	200
Cash and cash equivalents	11,906

*2. Major breakdown of assets and liabilities of a newly consolidated subsidiary

The following shows a breakdown of assets and liabilities at the start of consolidation of Asia Pacific System Research Co., Ltd. through stock acquisition and the relation with net expenditure for acquisition of the company.

Current assets	5,510
Fixed assets	586
Goodwill	1,352
Current liabilities	1,059
Fixed liabilities	353
Minority interest	1,753
Acquisition price of the company's shares	4,283
Cash and cash equivalents held by the company	-4,415
Net expenditure for acquisition of the company (minus indicates proceeds)	-132

The following shows a breakdown of assets and liabilities at the start of consolidation of Nihon Sogo Security Guard Co., Ltd., Niscom, Inc. and Nisso Co., Ltd. through stock acquisition and the relation with net expenditure for acquisition of the company.

Current assets	840
Fixed assets	93
Goodwill	216
Current liabilities	332
Fixed liabilities	121
Acquisition price of the companies' shares	696
Cash and cash equivalents held by the companies	-100
Net expenditure for acquisition of the companies	596

October 1, 2006 – September 30, 2007		October 1, 2005 – September 30, 2006	
The following shows a breakdown of assets and liabilities at the start of consolidation of Marketing Square Co., Ltd. through stock acquisition and the relation with net expenditure for the acquisition of the company.		The following shows a breakdown of assets and liabilities at the start of consolidation of Solution Development Co., Ltd. through stock acquisition and the relation with net expenditure for the acquisition of the company.	
Current assets	59	Current assets	76
Fixed assets	3	Fixed assets	7
Goodwill	31	Goodwill	31
Current liabilities	47	Current liabilities	11
Minority interest	7	Fixed liabilities	45
Sales price of the company's stock	38	Minority interest	2
Cash and cash equivalents held by the company	35	Sales price of the company's stock	55
Net expenditure for acquisition of the company	4	Cash and cash equivalents held by the company	-50
		Net expenditure for acquisition of the company	5
		The following shows a breakdown of assets and liabilities at the start of consolidation of Fullcast Marketing Co., Ltd. through stock acquisition and the relation with net expenditure for the acquisition of the company.	
		Current assets	337
		Fixed assets	156
		Goodwill	797
		Current liabilities	288
		Sales price of the company's stock	1,003
		Cash and cash equivalents held by the company	-16
		Net expenditure for acquisition of the company	987
		The following shows a breakdown of assets and liabilities at the start of consolidation of Toa System Co., Ltd. through stock acquisition and the relation with net expenditure for the acquisition of the company.	
		Current assets	97
		Fixed assets	156
		Goodwill	181
		Current liabilities	22
		Fixed liabilities	367
		Minority interest	-106
		Sales price of the company's stock	151
		Cash and cash equivalents held by the company	-10
		Net expenditure for acquisition of the company	141

October 1, 2006 - September 30, 2007	October 1, 2005 - September 30, 2006
*3. Major breakdown of assets and liabilities of a company that became non-consolidated through the sale of stock The following shows a breakdown of assets and liabilities at the time of exclusion of Apayours Co., Ltd. from the scope of consolidation through the sale of stock and the relation with net proceeds from the sale of the company Current assets 1,711 Fixed assets 162 Current liabilities 1,417 Fixed liabilities 104 Gain on sale of stock in affiliate 672 Sales price of the company's stock 1,025 Cash and cash equivalents held by the company -1,048 Net proceeds from sale of the company's stock (minus indicates expenditures) -23	*3. Major breakdown of assets and liabilities of a company that became non-consolidated through the sale of stock The following shows a breakdown of assets and liabilities at the time of exclusion of Fullcast Telemarketing Co., Ltd. from the scope of consolidation through the sale of stock and the relation with net proceeds from the sale of the company Current assets 138 Fixed assets 39 Current liabilities 105 Minority interest 35 Gain on sale of stock in affiliate 9 Sales price of the company's stock 46 Cash and cash equivalents held by the company -48 Net proceeds from sale of the company's stock (minus indicates expenditures) -2 The following shows a breakdown of assets and liabilities at the time of exclusion of Fullcast Sports Co., Ltd. from the scope of consolidation through the sale of stock and the relationship with net proceeds from the sale of the company. Current assets 193 Fixed assets 9 Current liabilities 128 Fixed liabilities 15 Minority interest 21 Gain on sale of stock in affiliate -11 Sales price of the company's stock 27 Cash and cash equivalents held by the company -62 Net proceeds from sale of the company's stock (minus indicates expenditures) -35

Securities

Current consolidated fiscal year

1. Securities with market quotations classified as "Other" (as of September 30, 2007) (Million yen)

Security	Acquisition cost	Carrying value	Unrealized gain/loss
Carrying value exceeds acquisition cost			
(1) Equity securities	100	205	104
(2) Debt securities			
JGBs and municipal bonds	—	—	—
Corporate bonds	197	198	2
Other bonds	—	—	—
(3) Other securities	—	—	—
Subtotal	297	403	106
Carrying value does not exceed acquisition cost			
(1) Equity securities	404	290	-114
(2) Debt securities			
JGBs and municipal bonds	—	—	—
Corporate bonds	—	—	—
Other bonds	—	—	—
(3) Other securities	24	23	-1
Subtotal	429	313	-116
Total	726	716	-9

(Note) For the "Acquisition cost" in the table, the amount after the write-off is written.
The amount of the write-off is six million yen.

2. Other securities sold during the consolidated fiscal year (October 1, 2006 – September 30, 2007)

(Million yen)

Selling price	Total profit on sale	Total loss on sale
15	4	—

3. Securities without market quotations classified as "Other" (as of September 30, 2007)

(Million yen)

	Carrying value
Subsidiary and affiliate stock	
Affiliate stock	34
Other securities	
Securities without market quotations	841
Investment in partnerships and associates	1
Money market funds	201
Commercial paper	999

(Note) Equity securities (carrying value) are reported at fair value after adjustment for impairment on the consolidated balance sheet.
(Impairment: ¥2 million)

4. Scheduled redemption of securities with maturities classified as "Other" and debt securities held to maturity (as of September 30, 2007) (Million yen)

	Within 1 year	More than 1 year and not more than 5 years	More than 5 years and not more than 10 years	More than 10 years
(1) Debt securities				
JGBs and municipal bonds	—	—	—	—
Corporate bonds	100	99	—	—
Other bonds	999	—	—	—
(2) Other securities	—	—	—	—
Total	1,098	99	—	—

Previous consolidated fiscal year

1. Securities with market quotations classified as "Other" (as of September 30 2006) (Million yen)

Security	Acquisition cost	Carrying value	Unrealized gain/loss
Carrying value exceeds acquisition cost			
(1) Equity securities	427	567	139
(2) Debt securities			
JGBs and municipal bonds	—	—	—
Corporate bonds	197	197	0
Other bonds	—	—	—
(3) Other securities	—	—	—
Subtotal	624	764	140
Carrying value does not exceed acquisition cost			
(1) Equity securities	—	—	—
(2) Debt securities			
JGBs and municipal bonds	—	—	—
Corporate bonds	—	—	—
Other bonds	—	—	—
(3) Other securities	—	—	—
Subtotal	—	—	—
Total	624	764	140

2. Other securities sold during the consolidated fiscal year (October 1, 2005 – September 30, 2006)

(Million yen)

Selling price	Total profit on sale	Total loss on sale
38	17	—

3. Securities without market quotations classified as "Other" (as of September 30, 2006)

(Million yen)

	Carrying value
Subsidiary and affiliate stock	
Affiliate stock	776
Other securities	
Securities without market quotations	124
Investment in partnerships and associates	26
Money market funds	201
Commercial paper	500
Fund	502

4. Scheduled redemption of securities with maturities classified as "Other" and debt securities held to maturity (as of September 30, 2006)

(Million yen)

	Within 1 year	More than 1 year and not more than 5 years	More than 5 years and not more than 10 years	More than 10 years
(1) Debt securities				
JGBs and municipal bonds	—	—	—	—
Corporate bonds	—	197	—	—
Other bonds	500	—	—	—
(2) Other securities	—	—	—	—
Total	500	197	—	—

Notes on retirement benefits

(Million yen)

October 1, 2006 – September 30, 2007		October 1, 2005 – September 30, 2006	
1. Summary of the retirement benefit scheme adopted The Company and part of its consolidated subsidiaries have established employees' pension fund, approved retirement annuity system and termination allowance plan as fixed benefit-type programs. As of the current consolidated accounting period, four companies of the Group own the termination allowance plan, while three of those own a taxation approved retirement plan as for the approved retirement annuity system. As for the employees' pension fund, one company of the Group has the "Billboard Display Employees' Pension Fund" (general type).		1. Summary of the retirement benefit scheme adopted The Company and part of its consolidated subsidiaries have established employees' pension fund, approved retirement annuity system and termination allowance plan as fixed benefit-type programs. As of the current consolidated accounting period, six companies of the Group own the termination allowance plan, while three of those own a taxation approved retirement plan as for the approved retirement annuity system. As for the employees' pension fund, one company of the Group has the "Billboard Display Employees' Pension Fund" (general type).	
2. Matters concerning retirement benefit obligation (as of September 30, 2007)		2. Matters concerning retirement benefit obligation (as of September 30, 2006)	
a. Retirement benefit obligation	-573	a. Retirement benefit obligation	-544
b. Pension assets	121	b. Pension assets	119
c. Non-accumulated retirement benefit obligation (a + b)	-453	c. Non-accumulated retirement benefit obligation (a + b)	-424
d. Prepaid pension cost	20	d. Prepaid pension cost	24
e. Unconfirmed computational differential	-9	e. Unconfirmed computational differential	-14
f. Retirement benefit allowance (c – d + e)	-482	f. Retirement benefit allowance (c – d + e)	-462
Besides the aforementioned, there are pension assets involved in the general-type employees' pension fund, which includes the surrogate part of employees pension insurance, as well. The total amount of pension assets calculated according to the percentage of the total salaries of members of the programs was ¥1,147 million as of September 30, 2007.		Besides the aforementioned, there are pension assets involved in the general-type employees' pension fund, which includes the surrogate part of employees pension insurance, as well. The total amount of pension assets calculated according to the percentage of the total salaries of members of the programs was ¥1,222 million as of September 30, 2006.	
3. Matters concerning retirement benefit expenses		3. Matters concerning retirement benefit expenses	
a. Service cost	228	a. Service cost	121
b. Interest cost	9	b. Interest cost	7
c. Expected return on plan assets	-1	c. Expected return on plan assets	-1
d. Cost to dispose of computational differentials	-82	d. Cost to dispose of computational differentials	5
e. Contribution to employees' pension fund	69	e. Contribution to employees' pension fund	82
f. Retirement benefit expenses (a + b + c + d + e)	224	f. Retirement benefit expenses (a + b + c + d + e)	214
4. Matters concerning the basis of calculation of retirement benefit obligation, etc.		4. Matters concerning the basis of calculation of retirement benefit obligation, etc.	
a. Distribution of estimated retirement benefits during term	Fixed amount standards during term	a. Distribution of estimated retirement benefits during term	Fixed amount standards during term
b. Discount rate	Mainly 2.1%	b. Discount rate	Mainly 2.1%
c. Expected rate of return on plan assets	1.5%	c. Expected rate of return on plan assets	1.5%
d. Number of years to dispose of computational differentials	Mainly 1 year	d. Number of years to dispose of computational differentials	Mainly 1 year

Notes on tax effect accounting

(Million yen)

As of September 30, 2007

1. Breakdown of main reasons for deferred tax asset and deferred liability

Deferred tax asset	
Allowance for bad debts and bad debt loss	118
Allowance for retirement benefits	187
Allowance for bonuses	630
Excess of allowance for depreciation	40
Unrealized profit on fixed assets	52
Loss from revaluation of investment securities	146
Loss carryforward	589
Accrued enterprise taxes	15
Accrued social insurance premiums	100
Accrued office taxes	29
Loss on reimbursement of administrative expenses	68
Loss on closure of offices	120
Loss on cancellation of naming rights	74
Loss on impairment of fixed assets	56
Other	181
Subtotal of deferred tax asset	2,404
Valuation reserve	-651
Total deferred tax asset	1,753
Deferred tax liability	
Revaluation differentials of other securities	-17
Subtotal of deferred tax liability	-17
Net deferred tax asset	1.736

2. Breakdown by item of the main reasons for differentials between the legal effective tax rates and the ratio of tax expenses, including corporate taxes, after tax effect accounting is applied

As the Company posted a net loss before income taxes and minority interests in the current consolidated accounting period, the information in this Item is omitted.

As of September 30, 2006

1. Breakdown of main reasons for deferred tax asset and deferred liability

Deferred tax asset	
Allowance for bad debts and bad debt loss	84
Allowance for retirement benefits	204
Allowance for bonuses	434
Excess of allowance for depreciation	58
Unrealized profit on fixed assets	50
Loss from revaluation of investment securities	118
Loss carryforward	391
Accrued enterprise taxes	88
Accrued social insurance premiums	52
Accrued office taxes	38
Other	37
Subtotal of deferred tax asset	1.554
Valuation reserve	-582
Total deferred tax asset	973
Deferred tax liability	
Revaluation differentials of other securities	-62
Subtotal of deferred tax liability	-62
Net deferred tax asset	911

2. Breakdown by item of the main reasons for differentials between the legal effective tax rates and the ratio of tax expenses, including corporate taxes, after tax effect accounting is applied

Legal effective tax rate	40.7%
(Adjusted)	
Expense from exclusion of profit and loss	0.9
Per capita rate or inhabitants tax	3.8
Special credit of corporation tax	-0.9
Loss carried forward	-9.6
Amortization of goodwill	0.8
Gain/loss on change in equity	-3.2
Allowance account	1.2
Other	-0.5
The ratio of tax expenses, including corporate taxes, after tax effect accounting is applied	33.2%

Segment information

Information on the business segments

Current consolidated fiscal year (October 1, 2006 – September 30, 2007)

(Million yen)

	Spot Business	Factory Business	Technology Business	Office Business	Other Business	Total	Elimination or company total	Consolidated
I. Net sales and operating income Net sales (1) Sales to external customers	53,634	19,398	18,715	11,837	4,717	108,301	—	108,301
(2) Inter-segment sales or transfers	619	17	566	162	8	1,372	(1,372)	—
Total	54,252	19,415	19,282	11,999	4,725	109,673	(1,372)	108,301
Operating expenses	52,625	19,226	18,302	11,309	4,871	106,332	(112)	106,221
Operating income or loss (-)	1,628	189	979	690	-146	3,341	(1,260)	2,081
II. Assets, allowance for depreciation and capital expenditure								
Assets	10,558	4,349	15,054	4,428	5,004	39,393	2,231	41,624
Allowance for depreciation	515	62	195	55	69	895	2	897
Loss on impairment of fixed assets	88	—	—	—	63	151	—	151
Capital expenditure	452	41	297	127	34	952	94	1,045

Notes:

1. The company's business activities are divided as given below for the purpose of internal management.
2. Business segments
   (1) Spot Business: Short-term employee dispatching services, short-term contractual workers services
   (2) Factory Business: Staffing services for production line work, contracted-out services for production line work
   (3) Technology Business: Engineer dispatching services, human resources contracting of technical staff, data communication services
   (4) Office Business: Clerical manpower dispatching, clerical work contracting
   (5) Other Business: Restaurant and bar management, security services, advertising agency services, etc.
3. Of the operating expenses during the current consolidated fiscal year, the amount of funds, which can not be allocated, included in the elimination or company total item is 1,267 million yen. It is mainly expenses associated with the administrative departments of the parent company's head office, such as Accounting.
4. Of assets for the current consolidated fiscal year, the total amount of assets of the whole Company included into the eliminations or company total items was 17,361 miillion yen. They were primarily made up of long-term investment assets (investment securities) and assets involved in the administrative department.

Previous consolidated fiscal year (October 1, 2005 – September 30, 2006)

(Million yen)

	Spot Business	Factory Business	Technology Business	Office Business	Other Business	Total	Elimination or company total	Consolidated
I. Net sales and operating income Net sales (1) Sales to external customers	49,982	16,135	15,169	7,377	1,500	90,163	—	90,163
(2) Inter-segment sales or transfers	949	25	170	427	26	1,598	(1,598)	—
Total	50,931	16,161	15,339	7,804	1,526	91,761	(1,598)	90,163
Operating expenses	47,000	15,686	14,421	7,441	1,601	86,148	(701)	85,448
Operating income or loss (-)	3,931	475	918	363	-75	5,613	(897)	4,715
II. Assets, allowance for depreciation and capital expenditure								
Assets	14,049	4,379	10,700	3,912	2,332	35,372	1,808	37,180
Allowance for depreciation	540	53	124	32	26	774	(30)	745
Capital expenditure	773	121	120	37	67	1,118	15	1,133

Notes:

1. The company's business activities are divided as given below for the purpose of internal management.
2. Business segments
   (1) Spot Business: Short-term contractual workers services, short-term employee dispatching services
   (2) Factory Business: Contracted-out services for production line work, staffing services for production line work
   (3) Technology Business: Human resources contracting of technical staff, engineer dispatching services, data communication services
   (4) Office Business: Clerical manpower dispatching, clerical work contracting, call center management business
   (5) Other Business: Agency services for professional athletes, restaurant and bar management, security services, etc.
3. Of the operating expenses during the current consolidated fiscal year, the amount of funds, which can not be allocated, included in the elimination or company total item is 966 million yen. It is mainly expenses associated with the administrative departments of the parent company's head office, such as Accounting.
4. Of assets for the current consolidated fiscal year, the total amount of assets of the whole Company included into the eliminations or company total items was 14,382 miillion yen. They were primarily made up of long-term investment assets (investment securities) and assets involved in the administrative department.

Geographic segment information

Geographical segment information is not presented since the Company did not have consolidated subsidiaries or branches offices in other areas or regions than Japan in the current consolidated fiscal year and the previous consolidated fiscal year.

Overseas sales

There are no overseas sales in the current consolidated fiscal year. Overseas sales are not presented since they accounted for less than 10% of consolidated sales in the previous-year consolidated third quarter and the previous consolidated fiscal year.

Business combination, etc.

Current consolidated fiscal year (October 1, 2006 – September 30, 2007)

The Company merged with Fullcast Growing School Co., Ltd., a consolidated subsidiary, on January 1, 2007. Although the merger is a transaction under common control, the note is omitted as the significance is low.

On January 1, 2007, Fullcast HR Institute Co., Ltd. merged with Best Staff Co., Ltd., and Fullcast Advance Co., Ltd. merged with Niscom Co., Ltd. Although the mergers are transactions under common control since they were undertaken between consolidated subsidiaries, the note is omitted as the significance is low.

Per share information

October 1, 2006 – September 30, 2007		October 1, 2005 – September 30, 2006	
Shareholders' equity per share	38,839.30 yen	Shareholders' equity per share	52,835.11 yen
Net income per share	2,536.40 yen	Net income per share	10,757.95 yen
Diluted net income per share for the fiscal year is not reported since there is no outstanding potential stock.		Diluted net income per share	10,736.22 yen

(Notes) 1. The following is a reconciliation of net income per share (basic) and net income per share (diluted)

Item	October 1, 2006 – September 30, 2007	October 1, 2005 – September 30, 2006
Net income (net loss) (million yen)	-674	2,942
Net income (basic) (million yen)	-674	2,942
Net income not available to common stock (million yen)	—	—
Average number of common stock outstanding during the period (shares)	265,864	273,503
Net income available to common stock after effect of dilutive stock (million yen)	—	—
Effect of dilutive stock (shares) Stock acquisition rights	—	553
Increase in common shares	—	553
Potential stock not included in the calculation of net income per share (diluted) since it did not have dilutive effect.	Stock options pursuant to the resolution of the general shareholders' meeting held on December 19, 2003. (Number of share acquisition rights to be issued: 1,818) Stock options pursuant to the resolution of the general shareholders' meeting held on December 21, 2005. (Number of share acquisition rights to be issued: 1,996)	Stock options pursuant to the resolution of the general shareholders' meeting held on December 21, 2005. (Number of share acquisition rights to be issued: 1,996)

Subsequent events

Current consolidated fiscal year (October 1, 2006 – September 30, 2007)

There are no relevant matters.

Omission of Disclosure

The disclosure of notes on transactions with related parties such as lease transactions, derivatives transactions and stock options is omitted, as the need for the disclosure in the brief announcement is considered to be low.

6. Financial Statements and Others

(1) Financial Statements

1) Balance Sheet

(Million yen)

Category	Note No.	As of September 30, 2007 Amount		%	As of September 30, 2006 Amount		%
Assets							
I Current assets							
1. Cash and deposits			1,829			2,375	
2. Trade notes			5			10	
3. Accounts receivables	*1		2,696			6,011	
4. Articles of trade			1			3	
5. Inventory assets			35			37	
6. Prepaid expenses			305			273	
7. Deferred tax asset			589			224	
8. Short-term receivables from shareholders, officers or employees			0			6	
9. Short-term loans to affiliates			3,685			3,630	
10. Accrued revenues			73			74	
11. Corporate income tax recoverable, etc.			535			—	
12. Other current assets			29			28	
Allowance for doubtful accounts			-26			-48	
Total current assets			9,755	36.8		12,624	47.8
II Fixed assets							
1. Tangible fixed assets							
(1) Buildings and structures		520			517		
Accumulated depreciation		208	312		191	327	
(2) Structures		1			44		
Accumulated depreciation		0	1		7	37	
(3) Vehicles		14			19		
Accumulated depreciation		12	2		16	3	
(4) Furniture and fixtures		957			1,066		
Accumulated depreciation		591	366		528	538	
(5) Land			606			606	
Total tangible fixed assets			1,287	4.9		1,511	5.7
2. Intangible fixed assets							
(1) Goodwill			—			88	
(2) Telephone subscription right			20			25	
(3) Software			833			838	
(4) Software suspense account			6			—	
(5) Other			7			7	
Total intangible fixed assets			866	3.3		959	3.6
3. Investment and other assets							
(1) Investment securities			1,223			635	
(2) Affiliated company's stocks			11,503			9,185	
(3) Investment			0			0	
(4) Bankruptcy rehabilitation credits, etc.			16			18	
(5) Deferred tax asset			380			57	
(6) Long-term receivables from shareholders, officers or employees			—			0	
(7) Long term prepaid expenses			102			160	
(8) Guarantee money paid			791			751	
(9) Insurance reserve fund			547			516	
(10) Memberships			2			2	
(11) Other			20			24	
Allowance for doubtful accounts			-16			-18	
Total investment and other assets			14,569	55.0		11,329	42.9
Total fixed assets			16,722	63.2		13,798	52.2
Total assets			26,478	100.0		26,423	100.0

(Million yen)

Category	Note No.	As of September 30, 2007 Amount		%	As of September 30, 2006 Amount		%
Liabilities							
I Current liabilities							
1. Accounts payable trade	*1		20			227	
2. Short-term borrowings			4,800			4,500	
3. Current portion of long-term debt			2,801			1,426	
4. Accounts payable-other			1,692			1,016	
5. Accrued expenses payable			546			538	
6. Accrued corporation tax, etc.			20			707	
7. Accrued consumption tax			573			639	
8. Advance money			26			53	
9. Deposits			97			195	
10. Unearned income			23			22	
11. Accrued bonuses			257			284	
12. Other current liabilities			2			9	
Total current liabilities			10,857	41.0		9,617	36.4
II Fixed liabilities							
1. Long-term debt			7,817			4,515	
2. Long-term guarantee deposits received			117			104	
3. Allowance for employee retirement benefits			216			239	
4. Other fixed liabilities			6			11	
Total fixed liabilities			8,156	30.8		4,869	18.4
Total liabilities			19,013	71.8		14,486	54.8
Net assets							
I Equity							
1. Common stock			3,464	13.1		3,464	13.1
2. Capital surplus							
(1) Capital reserve		2,705			2,705		
(2) Other capital surplus		201			82		
Total capital surplus			2,906	11.0		2,786	10.6
3. Retained surplus							
(1) Earned reserve		13			13		
(2) Other retained surplus							
Special reserve		500			500		
Retained earnings carried forward		3,328			5,257		
Total retained surplus			3,841	14.5		5,770	21.8
4. Treasury stock			-2,747	-10.4		-163	-0.6
Total Equity			7,464	28.2		11,857	44.9
II Valuation and translation adjustments:							
1. Net unrealized holding gains on securities			0	0.0		80	0.3
Total Valuation and translation adjustments			0	0.0		80	0.3
Total net assets			7,464	28.2		11,937	45.2
Liabilities and net assets			26,478	100.0		26,423	100.0

2) Profit and Loss Statement

(Million yen)

Category	Note No.	October 1, 2006 to September 30, 2007 Amount		%	October 1, 2005 to September 30, 2006 Amount		%
I Net sales			44,429	100.0		45,064	100.0
II Cost of sales			31,682	71.3		31,202	69.2
Gross profit			12,747	28.7		13,862	30.8
III Selling, general and administrative expenses	*1		12,539	28.2		11,034	24.5
Operating income			208	0.5		2,827	6.3
IV Non-operating income							
1. Interest income		58			35		
2. Dividends received	*2	171			74		
3. Rental income	*2	271			212		
4. Other		82	581	1.3	61	382	0.8
V Non-operating expenses							
1. Interest expense		200			67		
2. Amortization of software		6			5		
3. Rent cost		243			182		
4. Other		98	547	1.3	96	350	0.8
Ordinary income			242	0.5		2,859	6.3
VI Extraordinary income							
1. Gain on sale of investment securities		4			17		
2. Gain on sale of affiliate stocks		814			1		
3. Reversal of allowances for doubtful accounts		7	825	1.9	3	21	0.1
VII Extraordinary loss							
1. Loss on sales of fixed assets	*3	—			0		
2. Loss on disposal of fixed assets	*4	40			15		
3. Loss on sale of affiliate stocks		—			6		
4. Loss on liquidation of shares in affiliates		80			—		
5. Penalty	*5	9			17		
6. Loss on disposal of lease deposits		—			19		
7. Loss on amortization of shares in acquisitions		24			—		
8. Loss on impairment of fixed assets	*6	151			—		
9. Loss on reimbursement of administrative expenses	*7	1,762			—		
10. Loss on cancellation of naming rights	*8	182			—		
11. Loss on closure of offices	*9	321	2,568	5.8	—	57	0.1
Income (loss) before taxes			-1,501	-3.4		2,822	6.3
Corporate, residential and enterprise taxes		136			1,285		
Corporate tax adjustment		-644	-508	-1.2	-73	1,212	2.7
Net income (loss)			-994	-2.2		1,610	3.6

3) Statements of Equity

Fiscal year ended September 2007 (October 1, 2006 to September 30, 2007)

(Million yen)

	Equity			
	Common stock	Capital surplus		
		Capital reserve	Other capital surplus	Total capital surplus
Balance September 30, 2006	3,464	2,705	82	2,786
Net increase/decrease during the current fiscal year				
Cash dividends	–	–	–	–
Net income	–	–	–	–
Purchase of company shares	–	–	–	–
Disposal of treasury stock	–	–	120	120
Net increase/ decrease during the current fiscal year except in equity				
Total of increase/decrease during the current fiscal year	–	–	120	120
Balance September 30, 2007	3,464	2,705	201	2,906

	Equity					
	Retained surplus				Treasury stock	Total equity
	Earned reserve	Other retained surplus		Total retained surplus		
		Special reserve	Retained earnings carried forward			
Balance September 30, 2006	13	500	5,257	5,770	-163	11,857
Net increase/decrease during the current fiscal year						
Cash dividends	–	–	-935	-935	–	-935
Net income	–	–	-994	-994	–	-994
Purchase of company shares	–	–	–	–	-3,203	-3,203
Disposal of treasury stock	–	–	–	–	620	740
Net increase/ decrease during the current fiscal year except in equity						
Total of increase/decrease during the current fiscal year	–	–	-1,929	-1,929	-2,583	-4,393
Balance September 30, 2007	13	500	3,328	3,841	-2,747	7,464

	Valuation and Translation Adjustments		Total net assets
	Net unrealized holding gains on securities	Valuation and translation adjustments	
Balance September 30, 2006	80	80	11,937
Net increase/decrease during the current fiscal year			
Cash dividends	–	–	-935
Net income	–	–	-994
Purchase of company shares	–	–	-3,203
Disposal of treasury stock	–	–	740
Net increase/ decrease during the current fiscal year except in equity	-79	-79	-79
Total of increase/decrease during the current fiscal year	-79	-79	-4,472
Balance September 30, 2007	0	0	7,464

Fiscal year ended September 2006 (October 1, 2005 to September 30, 2006)

(Million yen)

	Equity			
	Common stock	Capital surplus		
		Capital reserve	Other capital surplus	Total capital surplus
Balance September 30, 2005	3,464	2,705	–	2,705
Net increase/decrease during the current fiscal year Cash dividends	–	–	–	–
Increase due to corporate separation of consolidated subsidiaries	–	–	–	–
Net income	–	–	–	–
Disposal of treasury stock	–	–	82	82
Net increase/ decrease during the current fiscal year except in equity				
Total of increase/decrease during the current fiscal year			82	82
Balance September 30, 2006	3,464	2,705	82	2,786

	Equity					
	Retained surplus				Treasury stock	Total equity
	Earned reserve	Other retained surplus		Total retained surplus		
		Special reserve	Retained earnings carried forward			
Balance September 30, 2005	13	500	4,306	4,819	-190	10,798
Net increase/decrease during the current fiscal year Cash dividends	–	–	-684	-684	–	-684
Increase due to corporate separation of consolidated subsidiaries	–	–	24	24	–	24
Net income	–	–	1,610	1,610	–	1,610
Disposal of treasury stock	–	–	–	–	27	109
Net increase/ decrease during the current fiscal year except in equity						
Total of increase/decrease during the current fiscal year			951	951	27	1,059
Balance September 30, 2006	13	500	5,257	5,770	-163	11,857

	Valuation and Translation Adjustments		Total net assets
	Net unrealized holding gains on securities	Valuation and translation adjustments	
Balance September 30, 2005	281	281	11,079
Net increase/decrease during the current fiscal year Cash dividends	–	–	-684
Increase due to corporate separation of consolidated subsidiaries	–	–	24
Net income	–	–	1,610
Disposal of treasury stock	–	–	109
Net increase/ decrease during the current fiscal year except in equity	-201	-201	-201
Total of increase/decrease during the current fiscal year	-201	-201	858
Balance September 30, 2006	80	80	11,937

Matters Concerning Significant Accounting Policies

Disclosure is omitted as there is no significant change from the information written in the latest securities report (submitted on December 22, 2006).

Changes in Significant Accounting Policies

1. Accounting standards for business combinations and business divestitures

We apply the Accounting Standards for Business Combinations (Business Accounting Council. October 31. 2003). the Accounting Standards for Business Divestitures (Accounting Standards Board Statement No. 7. December 27. 2005) and the Guide on Accounting Standards for Business Combinations and Accounting Standards for Business Divestitures (Accounting Standards Board Guidance No. 10. December 27. 2005) from the current fiscal year.

The application of these accounting policies does not affect the profit and loss of the Company.

2. Change in depreciation method

From the current accounting period. as a result of the FY2007 amendment of the Corporation Tax Law. we are recording depreciation expenses related to property, plant and equipment acquired from April 1. 2007 using the depreciation methods provided for in the amendment.

This impact that this change has on operating income. ordinary income and income before income taxes and minority interests is slight.

Explanatory Notes

Notes on balance sheet

(Million yen)

As of September 30. 2007		As of September 30. 2006	
*1. ———————		*1. Items concerning affiliated companies are as follows:	
		Accounts receivable	153
		Accounts payable	208
2. The Company signed an agreement for overdraft with 11 banks to procure operating capital efficiently. The balance of borrowing involved in the agreement for overdraft at the end of this consolidated fiscal year is as follows:		2. The Company signed an agreement for overdraft with 11 banks to procure operating capital efficiently. The balance of borrowing involved in the agreement for overdraft at the end of this consolidated fiscal year is as follows:	
Limit of overdraft account	11.950	Limit of overdraft account	13.050
Borrowing	4.800	Borrowing	4.400
Balance	7.150	Balance	8.650

Notes on profit and loss statement

(Million yen)

October 1, 2006 – September 30, 2007

*1. Significant components of selling, general and administrative expenses

Salaries and wages	2,630
Miscellaneous wages	2,963
Legal welfare	578
Provision of accrued bonuses	254
Retirement benefit expenses	69
Communications expenses	649
Advertisement and sales promotion	515
Travel and transportation	536
Rents	1,162
Depreciation and amortization	507
Recruitment expense	768
Provision of allowance for doubtful accounts	19

*2. Items concerning affiliated companies are as follows:

Rent income	253
Dividends received	154

The total of nonoperating income from affiliated companies other than the above exceeded ten hundredths of the total of nonoperating income. The amount is 71 million yen.

*3. ―――――――

*4. Significant components of loss on disposal of fixed assets

Buildings	4
Vehicles	0
Furniture and fixtures	31
Telephone subscription rights	5
Total	40

*5. Early cancellation penalty for lump-sum repayment of a loan prior to the expiry date of the loan agreement.

*6. The details of the impairment loss are as follows.

(1) Main assets for which an impairment loss was recognized

Use	Type	Place
Business know-how	Goodwill	Shibuya-ku, Tokyo
Franchise contract fees	Long term prepaid expenses	Shibuya-ku, Tokyo

(2) Background to the recognition of the impairment loss

Impairment loss is recognized on the business know-how and franchise contracts above, as future use is no longer anticipated in light of the Company's business policy.

(3) Amount of impairment loss

Goodwill	88
Long term prepaid expenses	63

October 1, 2005 – September 30, 2006

*1. Significant components of selling, general and administrative expenses

Salaries and wages	2,398
Miscellaneous wages	2,512
Legal welfare	401
Provision of accrued bonuses	283
Retirement benefit expenses	166
Communications expenses	656
Advertisement and sales promotion	476
Travel and transportation	404
Rents	1,013
Depreciation and amortization	509
Recruitment expense	700
Provision of allowance for doubtful accounts	21

*2. Items concerning affiliated companies are as follows:

Rent income	196
Dividends received	65

The total of nonoperating income from affiliated companies other than the above exceeded ten hundredths of the total of nonoperating income. The amount is 51 million yen.

*3. Significant components of loss on sales of fixed assets

Furniture and fixtures	0

*4. Significant components of loss on disposal of fixed assets

Furniture and fixtures	2
Software	13
Total	15

*5. Penalty on a change in the contract period of management consignment contract.

*6 ―――――――

October 1, 2006 – September 30, 2007	October 1, 2005 – September 30, 2006
(4) Grouping method of assets To apply accounting for the impairment of fixed assets, the Group classified assets in accordance with the classification of business segments. (5) Calculation of collectible amount The use-value is used for the collectible amount of the Company Group, and the business know-how and franchise contract fees are calculated as zero based on an estimate of future cash flows.	
*7. The loss on reimbursement of administrative expenses includes administrative expenses which the Company repaid to certain temporary staff with whom there was a misunderstanding about the administrative expense dating back to the establishment of the business and whom the Company considered eligible for reimbursement, as well as the personnel expenses, etc. required for the response.	*7. ————
*8. The loss on the cancellation of naming rights includes a loss on cancellation primarily arising from the withdrawal from a naming right agreement with the prefecture-run Miyagi Stadium and an official sponsor agreement with Rakuten Baseball, Inc. before the expiration of the contracts and a related loss on the disposal of fixed assets.	*8. ————
*9. The loss on closure of offices is a loss resulting from the consolidation of offices around the nation, and the major components are a loss on disposal of fixed assets and a loss on cancellation of real estate contracts due to the consolidation of the offices.	*9. ————
10. Amount of depreciation Tangible fixed assets 269 Inangible fixed assets 254	10. Amount of depreciation Tangible fixed assets 242 Inangible fixed assets 283

Notes on statement of changes shareholders' equity

Fiscal year ended September 2007 (October 1, 2006 to September 30, 2007)

1. Matters concerning the type and the number of treasury stock

	Number of shares at the end of the previous fiscal year	Increase in the number of shares during this fiscal year	Decrease in the number of shares during this fiscal year	Number of shares at the end of this fiscal year
Treasury stock Common stock (shares)	2,275	(Note 1) 11,336	(Note 2) 2,511	11,100
Total	2,275	11,336	2,511	11,100

(Notes) 1. The reason for the increase in treasury stock is as follows:

Acquisition of the Company shares based on a resolution of the Board of Directors 11,336 shares

2. The cause for the decrease in treasury stock is as follows.

Disposal of treasury stock associated with the exercise of stock option rights 34 shares

Disposal of treasury stock associated with share for share exchange 2,477 shares

Fiscal year ended September 2006 (October 1, 2005 to September 30, 2006)

1. Matters concerning the type and the number of treasury stock

	Number of shares at the end of the previous fiscal year	Increase in the number of shares during the current term	Decrease in the number of shares during the current term	Number of shares at the end of this interim term
Treasury stock Common stock (shares)	2,652	—	(Note) 377	2,275
Total	2,652	—	377	2,275

(Note) The cause for the decrease in treasury stock is as follows.

Disposal of treasury stock associated with the exercise of stock option rights 377 shares

November 5, 2007

Company name: Fullcast Co., Ltd.

Representative: Hiroyuki Urushizaki
Representative Director and President

(Stock code: 4848; Stock Exchange listing: First Section of the Tokyo Stock Exchange)
(ADR information: Symbol: FULCY, CUSIP: 35968P100)

Contact: Yasushi Kamiguchi,
Managing Director and Chief Administrative Officer
Shingo Tsukahara,
Corporate Executive Officer,
General Manager of Group Management Planning Department

Telephone: +81-3-3780-9507

For Immediate Release:

Changes Concerning Corporate Officers

Fullcast Co., Ltd. is pleased to announce the following changes concerning corporate officers, informally decided at a meeting of the Board of Directors held on November 5, 2007.

A formal resolution on the changes concerning corporate officers will be made at the Annual General Meeting of Shareholders and the subsequent meeting of the Board of Directors to be held on December 21, 2007.

Details

1. Changes of Directors

(1) Candidates for the position of director

Name	Current position
Takehito Hirano	Chairman of the Board of Directors
Hiroyuki Urushizaki	Representative Director and President
Takahiro Ishikawa	Managing Director
Yasushi Kamiguchi	Managing Director and Chief Administrative Officer

(2) Directors retiring with the expiration of their term of office

Name	Current position
Shiro Kaizuka	Managing Director
Yutaka Kubo	Managing Director

2. Changes of Corporate Auditors

(1) Candidate for a new corporate auditor position

Name	Current position
Yoshinori Nakajima	—

(2) Candidate for the position of corporate auditor

Name	Current position
Teruho Tougou	Auditor

(Note) 1. Corporate Auditors Mr. Yoshinori Nakajima and Mr. Teruho Tougou are Outside Corporate Auditors as provided in Item 16 of Article 2 of the Corporate Code.

2. The approval of the Board of Corporate Auditors has been obtained for the appointment of a new corporate auditor.

###

November 5, 2007

Company name: Fullcast Co., Ltd.
Representative: Hiroyuki Urushizaki
Representative Director and President
(Stock code: 4848; Stock Exchange listing: First Section of the Tokyo Stock Exchange)
(ADR information: Symbol: FULCY, CUSIP: 35968P100)
Contact: Yasushi Kamiguchi,
Managing Director and Chief Administrative Officer
Shingo Tsukahara,
Corporate Executive Officer,
General Manager of Group Management Planning Department
Telephone: +81-3-3780-9507

For Immediate Release:

Notice of Dividend of Surplus

Fullcast Co., Ltd. announces that a meeting of the Board of Directors held on November 5, 2007 has resolved to pay the following dividend to shareholders as of the record date, September 30, 2007.

Details

1. Detailed statement of dividend

	Determined amount	Latest forecast of dividend (announced on Oct. 31, 2006)	Results of the previous term (Fiscal year ended September 2006)
Record date	September 30, 2007	September 30, 2007	September 30, 2006
Dividend per share	1,000 yen	2,000 yen	1,500 yen
Total amount of dividends	265 million yen	—	411 million yen
Effective date	December 22, 2007	—	December 22, 2006
Resources for dividend	Retained surplus	—	Retained surplus

2. Reason

Fullcast Co., Ltd. believes that one of its important management tasks is to return profits earned to the shareholders. The Company's basic policy regarding dividends is to determine the amount associated with a consolidated dividend payout ratio of about 30% in view of earnings per share and earnings growth over the next fiscal year based on the investment plan, aiming to maintain a stable dividend payment while taking the business results into account.

In the current term, since the revision of business forecasts on August 6, we incurred an additional loss concerning the payment of business administration expenses, a loss concerning the integration of offices, and a loss concerning the cancellation of the naming rights agreement on a non-consolidated basis. These losses were recorded as an extraordinary loss, with the consequence that we posted a current net loss. However, because this loss is considered to be of a temporary nature in view of the financial standing of the Company, we have decided to place emphasis on stable dividend payment and to pay the same annual dividend as in the previous year, namely 3,000 yen per share. As a result, the full year dividend per share will be 1,000 yen, considering the interim dividend of 2,000 yen that was paid on June 5, 2007.

The 14th Annual General Meeting of Shareholders resolved to amend the Articles of Incorporation, giving the Board of Directors the authority to determine a dividend out of surplus pursuant to the provisions of Paragraph 1, Article 459 of the Corporate Code. Consequently, this matter will not be submitted to the 15th Annual General Meeting of Shareholders for discussion or resolution.

Reference: Detailed statement of annual dividend

	Dividend per share (Yen)		
Record date	Interim	Full year	Annual
Results for current term	2,000	1,000	3,000
Results for previous term (Fiscal year ended September 2006)	1,500	1,500	3,000

###

November 5, 2007

Company name: Fullcast Co., Ltd.

Representative: Hiroyuki Urushizaki
Representative Director and President

(Stock code: 4848; Stock Exchange listing: First Section of the Tokyo Stock Exchange)
(ADR information: Symbol: FULCY, CUSIP: 35968P100)

Contact: Yasushi Kamiguchi,
Managing Director and Chief Administrative Officer
Shingo Tsukahara,
Corporate Executive Officer,
General Manager of Group Management Planning Department

Telephone: +81-3-3780-9507

For Immediate Release:

Notice of Reduction of Capital Reserve and Profit Reserve

Fullcast Co., Ltd. has resolved at the Directors' Meeting held on November 5, 2007 to submit a proposal for the reversal of a capital reserve and profit reserve to the 15th Annual General Meeting of Shareholders to be held on December 21, 2007. Details are as follows.

Details

1. Purpose of the reduction of reserves

To ensure the flexibility and mobility of financial strategies in the future, Fullcast Co., Ltd. will reduce the capital reserve for the transfer to other capital surplus and reduce the profit reserve for transfer to other earned surplus pursuant to the provisions of Paragraph 1, Article 448 of the Corporate Code.

2. Amounts of capital reserve and profit reserve to be reduced (yen)

Item	At the end of Sep. 2007	Reduction	Reference: Amount after reduction
Capital reserve	2,704,765,395	1,804,765,395	900,000,000
Profit reserve	13,020,000	13,020,000	0

(Note) The capital amount at the end of September 2007 is 3,464,100 thousand yen.

The reduction in the capital reserve is equivalent to the increase in other capital surpluses. The reduction in the profit reserve is meanwhile equivalent to the increase in other earned surplus. Therefore, these transfers will not change the total amount of equity capital.

3. Schedule for the reduction of capital reserve and profit reserve

(1) Resolution of Directors' Meeting — November 5, 2007 (today)
(2) Resolution of General Meeting of Shareholders — December 21, 2007 (planned)
(3) Date of public notice to give creditors the opportunity to raise objections — December 22, 2007 (planned)
(4) Effective date of the reduction of reserves — January 31, 2008 (planned)

* The issue described above is subject to the approval and resolution of the 15th Annual General Meeting of Shareholders to be held on December 21, 2007.

###

October 31, 2007

Company name: Fullcast Co., Ltd.

Representative: Hiroyuki Urushizaki
Representative Director and President

(Stock code: 4848; Stock Exchange listing: First Section of the Tokyo Stock Exchange)
(ADR information: Symbol: FULCY, CUSIP: 35968P100)

Contact: Yasushi Kamiguchi,
Managing Director and Chief Administrative Officer
Shingo Tsukahara,
Corporate Executive Officer,
General Manager of Group Management Planning Department

Telephone: +81-3-3780-9507

For Immediate Release:

Notice of Waiver of Indictment

Fullcast Co., Ltd. announced today that although the Sendai Minami Police Office of the Miyagi Prefectural Police Department sent files concerning the Company and one sales employee to the prosecutors office on a suspected violation of the Worker Dispatch Law on October 15, 2007, the Sendai District Public Prosecutors Office has decided today not to proceed with the indictment.

We are bolstering compliance and our internal control system and taking steps throughout the Company to prevent a recurrence of the problem that caused the violation.

We take this opportunity to express our sincere apology to our customers, registered staff, and other stakeholders for the severe trouble we have caused.

Reference
- Notice of Papers Sent to Prosecutors (October 15, 2007)
http://www.fullcast.co.jp/pdf/20071015e_01.pdf
- Addition to Notice Concerning Papers Sent to Prosecutors (October 16, 2007)
http://www.fullcast.co.jp/pdf/20071016e_01.pdf

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October 30, 2007

Company name: Fullcast Co., Ltd.

Representative: Hiroyuki Urushizaki
Representative Director and President

(Stock code: 4848; Stock Exchange listing: First Section of the Tokyo Stock Exchange)
(ADR information: Symbol: FULCY, CUSIP: 35968P100)

Contact: Yasushi Kamiguchi,
Managing Director and Chief Administrative Officer
Shingo Tsukahara,
Corporate Executive Officer,
General Manager of Group Management Planning Department

Telephone: +81-3-3780-9507

For Immediate Release:

Notice of the Monthly Sales for the Term Ending September 2007

We are pleased to announce the Group's performance on a monthly basis for the term ending September 2007.

Details

(Unit: Million yen)

	Oct.	Nov.	Dec.	Jan.	Feb.	Mar.	Apr.	May	June	July	Aug.	Sept.
■ Consolidated Sales												
Month	8,949	9,177	9,918	8,079	8,586	10,849	9,224	8,659	9,166	9,882	7,935	7,878
Accumulative	8,949	18,125	28,043	36,122	44,708	55,557	64,780	73,439	82,605	92,488	100,423	108,301
Year on Year (Accumulative)	136.8%	135.9%	136.5%	136.1%	134.1%	130.8%	130.1%	129.6%	128.7%	127.1%	123.6%	120.1%
Rate of progress	8.4%	17.0%	26.3%	33.9%	41.9%	52.1%	60.8%	68.9%	77.5%	86.8%	94.2%	101.6%

* The rate of progress is the progress made against the forecasted consolidated full-year sales for the term ending September 2007 published on September 18, 2007, namely 106,600 million yen, expressed as a percentage.

Summary

In the September monthly results, sales in the Spot Business amounted to 2,431 million yen (down 47.8% from the same month last year), reflecting the suspension of business by Fullcast from August 10 (*1) and the transfer of shares of a consolidated subsidiary (*2). On the other hand, sales in the Technology Business, where the scope of consolidation has changed (*3) rose to 2,211 million yen (up 50.4%).

As a result, consolidated sales amounted to 7,878 million yen (down 11.8% from the same month of the previous year)

If the impact of the transfer of the subsidiary in the Spot Business is excluded, sales fell 42.2%.

* 1 - On August 3, 2007, Fullcast Co., Ltd. received an order from the Tokyo Labor Bureau to suspend its worker dispatching business and an order to improve its worker dispatching operations, under Section 2 of Article 14 and Section 1 of Article 49 of the Worker Dispatching Law.

(Details of Worker dispatching business suspension)

- For all offices, a suspension of the worker dispatching business for one month
- For three offices in Kobe (Sannomiya Branch Office, Sannomiya Kitaguchi Branch Office, and Motomachi Branch Office), which dispatched workers to a harbor transport operation, a suspension of the worker dispatching business for two months

* 2 - Fullcast transferred all Apayours Co., Ltd. shares, which was excluded from the scope of consolidation in July 1, 2007 [Spot Business]

* 3 - Net it works Inc. ("NIW") has changed from an affiliate to a consolidated subsidiary in June 30, 2007 [Technology Business]

Note: Sales figures have not been audited, and may differ from those shown in the year-end financial result summaries.

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October 30, 2007

Company name: Fullcast Co., Ltd.
Representative: Hiroyuki Urushizaki
Representative Director and President
(Stock code: 4848: Stock Exchange listing: First Section of the Tokyo Stock Exchange)
(ADR information: Symbol: FULCY. CUSIP: 35968P100)
Contact: Yasushi Kamiguchi.
Managing Director and Chief Administrative Officer
Shingo Tsukahara,
Corporate Executive Officer.
General Manager of Group Management Planning Department
Telephone: +81-3-3780-9507

For Immediate Release:

Notice of Revised Full-Year Business Forecasts for Fiscal Year Ending September 2007

Fullcast Co., Ltd. has amended its "Notice of Revised Full-Year Business Forecasts for Fiscal Year Ending September 30, 2007," announced on September 18, 2007.

Details

1. Full-Year Forecasts for the Fiscal Year Ending September 2007 (October 1, 2006 to September 30, 2007)

[Consolidated] (Million yen)

	Net sales	Operating income	Ordinary income	Net income
Previous forecasts (A)	106,600	1,750	1,460	-730
Revised forecasts (B)	108,301	2,081	1,811	-674
Increase or Decrease (B - A)	1,701	331	351	56
% change	1.6%	18.9%	24.0%	—
(Reference) Actual full-year results for the fiscal year ended September 2006	90,163	4,715	4,550	2,942

[Non-consolidated] (Million yen)

	Net sales	Operating income	Ordinary income	Net income
Previous forecasts (A)	44,170	-270	-240	-1,280
Revised forecasts (B)	44,429	208	242	-994
Increase or Decrease (B - A)	259	478	482	286
% change	0.6%	—	—	—
(Reference) Actual full-year results for the fiscal year ended September 2006	45,064	2,827	2,859	1,610

2. Reasons for Revisions of Full-Year Forecasts

[Consolidated]

Sales should reach the level targeted. In terms of profitability, operating income has been secured on a non-consolidated basis and is expected to outperform the forecast in the consolidated results. A net loss is projected, however, given the payment of business administration expenses of Fullcast HR Institute Co., Ltd and Fullcast Advance Co., Ltd. and a loss on the integration of offices of three subsidiaries that have been engaged in spot businesses, in addition to the extraordinary loss recorded in non-consolidated performance. As a result, we have revised full-year forecasts as presented in "Consolidated" in 1. above.

[Non-consolidated]

Looking at non-consolidated performance, sales are solid and operating income is expected to be achieved with the initiatives to reduce selling, general, and administrative expenses. As a result, full-year forecasts have been revised, as presented in "Non-Consolidated" in 1. above.

We incurred an extraordinary loss that was more or less in line with projections, with factors such as a loss on the payment of business administration expenses, a loss concerning the integration of offices, a loss on the cancellation of the naming rights agreement. But operating income will reduce the net loss.

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October 16, 2007

Company name: Fullcast Co., Ltd.

Representative: Hiroyuki Urushizaki
Representative Director and President

(Stock code: 4848; Stock Exchange listing: First Section of the Tokyo Stock Exchange)
(ADR information: Symbol: FULCY, CUSIP: 35968P100)

Contact: Yasushi Kamiguchi,
Managing Director and Chief Administrative Officer
Shingo Tsukahara,
Corporate Executive Officer,
General Manager of Group Management Planning Department

Telephone: +81-3-3780-9507

For Immediate Release:

Addition to Notice Concerning Papers Sent to Prosecutors

Fullcast Co., Ltd. announced yesterday a Notice Concerning Papers Sent to Prosecutors. The papers were sent with respect to a suspected violation of the Law for Securing the Proper Operation of Worker Dispatching Undertakings and Improved Working Conditions for Dispatching Workers (hereinafter referred to as the "Worker Dispatching Law") by dispatching registered personnel for security services, which is prohibited by law, involving the Company and one of its salespeople in worker dispatching operations from late July to early October 2006.

On August 3, 2007, in response to a violation of the Worker Dispatching Law, the Company received an order from the Tokyo Labor Bureau to suspend its worker dispatching business as well as an order to improve its worker dispatching operations, under Section 2 of Article 14 and Section 1 of Article 49 of the Worker Dispatching Law. To prevent a recurrence of this, the Company took the following actions:

(1) Strengthening of the Compliance Office, Compliance Promotion Department

To bolster compliance, we appointed compliance officers for each region. These officers are responsible for ensuring compliance.

(2) Introduction of internal operation monitoring functions

We are bolstering the functions of the computerized worker dispatch monitoring system and the checking system of the Compliance Office to enhance the internal operation monitoring function and prevent us from dispatching workers to excluded services prohibited under Section 1 of Article 4 of the Worker Dispatching Law.

(3) Ongoing compliance training

We have been providing compliance training, targeting management personnel, including worker dispatchers and branch managers, and all other employees of the Company.

(4) Briefing of corporate clients

To improve compliance awareness at our corporate customers, we have created a pamphlet for companies and are providing briefings.

(5) Detailed explanation to temporary staff members

We are stepping up our explanations on services prohibited under Section 1 of Article 4 of the Worker Dispatching Law to temporary worker applicants at the time of the registration orientation meeting.

The suspension of the worker dispatching business ended on October 9, 2007, and we have resumed business. We humbly accept the above facts and will continue to cooperate with the investigation in good faith. We will immediately announce any progress.

We would like to take this opportunity to express our sincere apology to customers, registered staff, and other stakeholders for the serious trouble we have caused.

October 15, 2007

Company name: Fullcast Co., Ltd.

Representative: Hiroyuki Urushizaki
Representative Director and President

(Stock code: 4848: Stock Exchange listing: First Section of the Tokyo Stock Exchange)
(ADR information: Symbol: FULCY, CUSIP: 35968P100)

Contact: Yasushi Kamiguchi,
Managing Director and Chief Administrative Officer
Shingo Tsukahara,
Corporate Executive Officer,
General Manager of Group Management Planning Department

Telephone: +81-3-3780-9507

For Immediate Release:

Notice of Papers Sent to Prosecutors

The Head Office of Fullcast Co., Ltd. in Shibuya, Tokyo, and its Sendai and Sendai-Kita Branches were searched, and papers were seized by Sendai Minami Police Station of the Miyagi Prefectural Police Department on suspicion of a violation of the Worker Dispatch Law (dispatching registered personnel for security services, which is prohibited by law) on January 12, 2007.

We had fully cooperated with investigators and monitored the developments of the investigation, when the related papers were sent to the Sendai District Prosecutors Office on October 15, 2007.

We humbly accept the facts and will continue to cooperate with the investigation in good faith. At the same time, we are bolstering compliance and our internal control system and taking steps throughout the Company to prevent a recurrence of the problem that caused the violation.

We take this opportunity to express our sincere apology to our customers, registered staff, and other stakeholders for the severe trouble we have caused.

Reference
- Notice Concerning Media Coverage (January 12, 2007)
http://www.fullcast.co.jp/pdf/20070112e_02.pdf
- Notice Concerning Broadcast News (Report on Progress) (February 5, 2007)
http://www.fullcast.co.jp/pdf/20070205e_03.pdf

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END